
08044479

CROSS



A.T. Cross Company

2007 Annual Report







Century Signet:

A cool jazz-age design that's right
tune with modern trends.



From left to right:
Daphnes in tortoise with blue mirror lens; The stylish and functional Midnight Blue CrossTown Business Bag; our best-selling Apogee® Collection; The pocket-sized Autocross® Pen Collection.

DEAR FELLOW SHAREHOLDERS:

2007 was another strong year for A.T. Cross. Both our business segments grew and our profit doubled. This performance, during a period when the economic climate was challenging, demonstrates the strength of our brands and the creativity and drive of our people. We are proud of what we accomplished and we are well positioned to deliver results that will consistently improve throughout the remainder of the decade.

Our Mission remains the same: *Cross exists to provide accessories that make everyday activities more special for consumers around the globe.* Whether it is Costa Del Mar® sunglasses for the blue marlin fisherman off of St. Thomas, a Century® pen for the businesswoman in Boston, or an 1846 Collection passport holder for the traveler in Madrid, we are providing products that are authentic in terms of style, function and quality and consumers are responding. The strong response we have seen from consumers has become a trend and as we move into 2008, we expect the trend to continue.

2007 RESULTS

2007 was a year of very profitable growth for A.T. Cross. Revenue increased 9% to $152 million. Once again, Costa Del Mar led the way growing 34% to $37 million. Importantly, the brand maintained an excellent operating margin of 16%. The Cross business also improved; growing revenue by 3%. Much more importantly, the Cross business increased operating profit to nearly $4 million from approximately break-even a year ago. The Cross Accessory Division team has worked hard to return the business to meaningful levels of profitability. They are now working to generate additional improvements as we move forward with the iconic Cross® brand.

Earnings per share more than doubled to $0.45 from $0.22 in 2006. Net income increased $3.4 million to $6.7 million, all a result of the revenue growth and gross margin improvements of both our brands.

OUR BUSINESS SEGMENTS

A.T. Cross consists of two business segments: the Cross Accessory Division (CAD) emcompasing the great Cross brand and the Cross Optical Group (COG) which is anchored by Costa Del Mar. We are entering an exciting and profitable time for both segments.

CROSS ACCESSORY DIVISION (CAD)

Created in 1846, the Cross brand is a global icon. In 2007, 62% of revenue generated by this Division came from outside the United States. This diversification was



Costa Del Mar:
TP2 in black with blue mirror lens.



From left to right:
The cross.com homepage, a new caseline finish presentation; Brine in black with gray lens; The Tech3 Collection.




CROSS.
watch her smile



important to us as some weakness in our U.S. business was more than offset by strength internationally.

Over the next three years CAD will continue to focus on three key imperatives that will increase value. They are:

1. **Grow the Cross brand** by continuing to innovate in the Quality Writing Instrument (QWI) market and by aggressively launching brand extensions into the most relevant segments of the global accessories market.

2. **Improve the quality of Cross brand distribution** so consumers are able to shop our entire product line in appealing, brand enhancing environments.

3. **Shorten CAD's supply chain** in order to optimize our delivery time to customers and increase return on assets.

Each of these goals was addressed in 2007.

- **Grow the Cross brand:** Receiving the gift of a Cross pen is still considered a very special occasion. QWI, of course, represents the core and heritage of the brand. In 2007, the Cross brand grew 3%. Innovation in the product line was the key to the brand's growth. We delivered over $13 million of new writing instruments and accessories to the market. We have created a growing niche in the small leather goods market with our Autocross leather line and its premium cousin, the 1846 Collection. Cross Readers continue to make an impact and will be refreshed with dynamic new styles in 2008. Additionally, our timepiece collection is growing and serves as an excellent offering within the corporate gift market. All of these extensions, combined with our QWI efforts, extend our reach into the global accessories market and gain the brand greater shelf space in our most important outlets. By 2010, we expect that Cross brand extensions will represent approximately 15% of Cross brand sales. As the accessory growth occurs, the brand as a whole will grow. We are consistently focused on profitably growing the Cross brand; through innovation we will achieve that growth.

- **Improve the quality of Cross brand distribution:** Cross is a premium brand that deserves premium distribution. Several years ago, when we intensified our new product effort, we were not satisfied with the way that those products were presented to consumers. So, for the past several years we have focused on improving our distribution. First, we developed a Shop-in-Shop effort. This program is


CROSS

From left to right:
A premiere shop-in-shop location at SOGO deparment store, China, featuring a new Penwall and caseline finishes; Fathom in black with green mirror lens; Cross Holiday 2007 Direct Mail Catalog; Switchfoot in white with blue mirror lens.


CROSS





a partnership with our best retailers whereby we build a Cross dedicated area in part of their store. In that area we are able to display the breadth of the Cross product line in a manner that best showcases the Cross brand. The results have been excellent. We are seeing significant Cross brand growth over a sustained period from these shops. Today, we have nearly 80 Shop-in-Shops worldwide and by the end of 2010 we expect that number to approach 150. Importantly, we will target a number of these incremental shops to be within our U.S. retailers' establishments. Currently, our U.S. distribution base is lagging behind that of Europe and Asia. We will work to improve this position as we move forward.

Another important distribution initiative revolves around our direct-to-consumer effort. People desire convenience when they shop and we are providing it through cross.com. The power of the medium to portray the brand is undeniable. Cross.com was launched in the U.S. in the early part of the decade and each year it has grown considerably. Combined with the three catalogs we mail to consumers' homes each year, our U.S. direct-to-consumer channel has been the fastest growing point of distribution in our business. We are now taking this effort to our international markets with our European website launched in January 2008 and our Japanese website coming on line in 2009.

Over the next three years our sales force and marketing team will seek out compelling ways to provide our consumers a quality shopping experience. We know that when consumers are presented with Cross products in an appealing manner, they buy. We will make sure that they have this opportunity.

- **Shorten CAD's supply chain:** The move of our QWI manufacturing operations from Rhode Island to Asia has gone very well. Our exacting quality standards have been maintained, the cost of assembly has dropped substantially and our quality writing instrument gross margin has considerably improved. The next phase of this successful effort is to qualify local Asian suppliers to provide us the components with which we assemble our product. When we made the move to China, our supply chain, or the time it takes us to turn raw material into finished product, lengthened. The longer supply chain is due primarily to the fact that many components are supplied to Cross' Asian plant from the U.S. and Europe. As we localize component supply or integrate it into the new facility, we expect to see reduced freight costs, lower inventory levels and faster time to market.



From left to right:
The Checkbook Wallet with Pen in ruby/petal pink from our new 1846 Leather Collection; TP2 in black with blue mirror lens; The active Century Sport; Osprey in silver with green mirror lens.







When we made the decision to move our facility we were determined to maintain product quality, improve costs and have no interruption in service. The measured approach we took gave us the results we desired. Now, we will attack our supply chain with the same precision and the results will be as positive.

The momentum is continuing to build with the Cross brand. 2004-2006 were years of transition. 2007 began to demonstrate that the fruits of our labor will be significant. We are energized by the prospects for our great brand and we expect, in the coming years, it will create significant shareholder value.

CROSS OPTICAL GROUP (COG)

In 2003, we made a decision to diversify our Company by investing in the premium sunglass market. Our plan was to acquire an authentic brand, combine it with an aggressive and skilled management team, provide capital and deliver revenue and profit growth. Through the acquisition of Costa Del Mar, we executed the plan to perfection.

Today, Costa Del Mar is one of the fastest growing brands in the premium sunglass market. It has a loyal following among saltwater fishermen in the southeastern United States and each year the brand gains new consumers in other geographies, other water sports and in new demographic segments. At $37 million of revenue and with limited market penetration, we believe that this brand is just getting started.

COG is focused on two imperatives:

1. **Grow the Costa Del Mar brand** by expanding to new geographies, by appealing to a larger segment of the fishing/outdoor market and by continuing to expand the consumer base to women and college students.

2. **Grow COG through acquisition** by identifying brands that appeal to outdoor sport enthusiasts, leveraging our powerful infrastructure and applying the successful formula that has delivered such an outstanding return on our Costa Del Mar investment.

We will pursue these imperatives aggressively.

- **Grow the Costa Del Mar brand:** Costa Del Mar has just begun to rapidly expand the geographic market in which it competes. Its home is Florida, but through our efforts to expand the brand to other regions, particularly through national retailers such as Bass Pro Shops and Cabela's®, we are confident that the brand will appeal to outdoor







From left to right:
Osprey in silver with green mirror lens; Hammerhead in white with blue mirror lens; Cross Leather Desk Accessories and Black Granite Desk Set; Vela in cherrywood with gray lens; The new colors and finishes in ATX® Collection.

enthusiasts in any market. Thus, in the coming years we will invest in new geographies with the goal of becoming an important national presence.

Beyond new geographic markets, Costa also has the opportunity to expand to new demographics of fishermen. The brand has historically focused on the saltwater market. Last year, Costa successfully began to penetrate the freshwater fishing market. The freshwater market is larger than the saltwater market and with consumers who are just as enthusiastic. Our major foray into freshwater was as a sponsor of the Bassmaster Elite Series fishing tournaments. These tournaments are high profile events that draw thousands of spectators and are televised on ESPN. Costa Del Mar found strong demand among the tournament anglers, as over 40% of the professional fishermen competing wore Costas. This type of support is noticed by fans of the tour and will convert to sales growth. Fishing is one of the largest participant sports in the U.S. As we move forward, we will make the entirety of this large market aware of the benefits and pleasure of wearing Costas. We know they will respond.

We will continue our effort to appeal to women and college students. Our approach to women has been with new styles designed for them that deliver the same features and benefits as our original offerings. The approach is working as two of our best selling new styles last year, Vela and Isabella, were specifically designed for women. For college students, it is a matter of getting the word out. Last year we continued with our Costa U. of Blue tour that visited 10 universities located in the southern U.S. The enthusiasm for the brand and its products was high, and once we left the campuses we saw sales from our college consumers grow. College students set trends and now that we have confirmed that they want Costa, we will continue to invest in this demographic to help accelerate this particular trend.

Underlying each of these growth initiatives is new product development. Each year, the Costa team launches new frame styles and lens technologies that drive growth. In 2007, nearly 40% of Costa revenue came from products launched in the past three years. This effort will continue and, given history, there is every reason to believe that it will be successful.

- **Grow COG through acquisition:** We know how to succeed in the sport sunglass market, and we have an executive management team that is skilled at risk management and integration. As such, we are actively pursuing brands that have a similar



From left to right:
Switchfoot in black with green mirror lens; The sophisticated Townsend Tango; Switchfoot in white with blue mirror lens; The vibrant Century Colors Collection.







profile to what Costa had five years ago. We are looking for authentic, unique, high-quality, undercapitalized brands with a loyal consumer base for our team to build. The timing of an acquisition is never certain, but we will aggressively seek to make progress on this initiative in 2008.

The Cross Optical Group is our growth vehicle. Its results over the last five years have been outstanding, and we believe the next five years will bring more of the same.

MOVING FORWARD

A.T. Cross is on the move. 2007 confirmed that our Company has progressed beyond transition and can now deliver consistent, meaningful growth in revenue and profit. There are exciting, profitable times ahead.

We would like to make a special note this year. Terry Murray will retire from the A.T. Cross Board of Directors effective at our Annual Meeting. Terry has served Cross for over 25 years. His wisdom and guidance have been invaluable, and his presence will be missed. He is a great friend, and we wish him all the best in his future endeavors.

We would also like to thank the employees and business associates of A.T. Cross. Everyday they put forth a terrific effort to make our Company better. As you can see from the results, they are succeeding. We look forward to sharing continued success with them as we move through the remainder of the decade.

David G. Whalen
President
Chief Executive Officer

Russell A. Boss
Chairman



Century II Starlight:

A bright new star in the glittering

Cross galaxy.



From left to right:
The jeweltone Townsend Collection; The Signet Collection; The limited-edition Century II Botanica pen and notebook; The limited-edition ATX Breast Cancer Awareness Pen.

CROSS MEANS BUSINESS

During the course of 2007, CAD showed that *Cross means business.* Not only does the Cross brand encompass a broad range of business accessories for the global professional, it also now represents a business that is showing consistent growth and delivering meaningful profitability. On both fronts – the brand and the business – 2007 was a successful year.

THE CROSS BRAND

The Cross brand's rebirth is built on three key growth strategies: innovation, extension and presentation. The Cross Accessory Division made significant strides in each of these three key areas in 2007.

1. INNOVATION

For the past few years, Cross has invested 2% of sales and up to 20% of the CAD capital budget in research and development for new products. In 2007, 12% of total CAD sales came from products introduced during the year. Products unveiled in either 2006 or 2007 generated 26% of sales. We believe our consistent investment in new product development has resulted in a flow of market-right new products critical to creating growth for the Cross brand.

Highlights from Cross' product launches in 2007 include:

- ***The Spring introduction of the Signet Collection.*** Signet freshens the iconic Century design for today, employing proprietary masking technology to embed striking lacquered rings onto a graceful precious-metal body.

- ***The Spring and Fall launch of our limited edition Print Collection.*** These popular pens combine our unique sublimated ink technology process with trendy colors and prints. The result is a fashion statement for women that has generated significant publicity for the brand as well as commercial success.

- ***The Fall introduction of Starlight.*** This female-targeted collection combines some of our newest engraving technology with our in-house coating expertise to create a unique pen that evokes memories of a midnight summer sky.

- ***The Fall introduction of our limited-edition ATX Breast Cancer Awareness Pen.*** Cross partnered with several global cancer research organizations in the fight against breast cancer in 2007. By donating 10% of the sales of a limited-edition pink ATX ball-point pen, we were able to raise more than $85,000 to help find a cure.



Elegance Evolved.
The 1846 Leather Collection features accessories inspired by our heritage of fine craftsmanship and fashioned for enduring style.
2007
October
CROSS


CROSS

From left to right:
The Cross Readers Collection; The Milan Chronograph from the CrossCountry Timepiece Collection; Cross Signature Collection Cufflinks; The new Cross retail store at Natick Collection, MA.

2. EXTENSION

The key attributes of the Cross brand – premium positioning, high quality, consumer accessibility, professional orientation and contemporary styling – provide a strong foundation for extending the brand into new categories. We believe that we can deliver unique and compelling products outside of the quality writing instrument category by staying true to the aspects of the Cross brand that have endured for generations and by focusing on accessories used by professionals in the workplace. Over the past two years, we have seen these professionals increasingly agree with us as the share of Cross extensions has grown from 3% of sales in 2005 to almost 7% in 2007.

Today, we have two core extension categories: reading glasses and leather stationery items. We introduced Readers in 2005 and have seen the business grow dramatically since then. Our reading glass assortment consists of a collection of stylish, high-quality Readers and a smaller grouping of Sun Readers. These products are distributed globally in many of the same doors that carry quality writing instruments, as well as through opticians and optical retailers.

Our second core extension category is leather stationery products. This category is centered on items such as agendas, padfolios, jotter pads and pen cases. The heart of our leather assortment is the Autocross Collection, inspired by the luxury of early-20th century automobile accessories. Complementing the Autocross Collection is the newly launched 1846 Collection. This smooth-leather grouping is priced at a premium to Autocross and saw a successful global launch in the Fall of 2007.

In addition to our core extension categories of reading glasses and leather accessories, Cross is currently selling test collections of women's business bags, timepieces, stationery and cufflinks. In each of these test collections, we control distribution of a tight assortment until we determine that we have a unique and differentiated product offering that will find success in broad distribution.

3. PRESENTATION

It is imperative that we present our products in a manner that supports our customers' perception of Cross as a premium brand. Unlike traditional luxury brands, Cross is more widely distributed, making the goal of consistent,


CROSS.
HOLIDAY 2007
Quasar
more than
100 new gift ideas
Easy Returns
CROSS.COM

From left to right:
Cross Holiday 2007 Direct Mail Catalog; The interior view of the new Cross retail store at Natick Collection, MA; A category page from cross.com; Three unmistakable styles of the women's Paris Tonneau from the CrossCountry Timepiece Collection;


CROSS.





upscale brand presentation more challenging and, we believe, more imperative. Our efforts in controlling the presentation of our brand at point-of-sale took three complementary approaches in 2007: retrofitting dealer fixtures with Cross materials, installing Cross Shop-in-Shops in dealer stores and selling directly to the Cross consumer.

Given the breadth of our distribution, it is essential to develop and implement a cost-effective approach to communicating the premium nature of our brand across many points of distribution. In 2007, we addressed this challenge directly by installing new in-showcase materials in almost 2,300 doors globally. Taking design cues from the display materials developed for the Cross Retail Stores, these in-showcase materials changed how Cross products are presented: generic plastic trays gave way to luxurious walnut trays, customized Lucite stands and leather writing testers.

Complementing our efforts to upgrade retailer displays was a focused initiative to build out 20 new in-store Cross boutiques in our best retailer locations. These Shop-in-Shops are in addition to 59 boutiques that have been installed over the past two years. Cross Shop-in-Shops typically range from 50 to 250 square feet and usually consist of Cross-branded showcases and back walls. Displaying multiple categories and significantly deeper levels of quality writing instruments, Cross boutiques create upwards of 25% comparable store growth in their first year of operation.

The final aspect in our efforts to present our brand in a premium manner is selling product directly to the Cross consumer through our website, www.cross.com, our in-home consumer catalog and through several Cross Retail Stores. This direct-to-consumer channel grew over 20% in 2007 and attracted a younger customer; a wealthier customer; and more women than our traditional channels of distribution. Additionally, extension products in our direct channels exceeded 40% of total sales and gave us valuable insight into future product category extension opportunities.

THE CROSS BUSINESS

Today, the Cross brand has a formula for top-line growth. We believe we also have a formula for consistent improvement in profitability through focused efforts to reduce our operational cost base and leverage our investment in our new China manufacturing facility.

One of the key drivers in the significant growth in CAD profitability in 2007 was reaping the first full-



From left to right:
The toffee Padfolio from the Autocross Leather Collection; The aerodynamic Verve Collection; The stylish and functional Silver Metallic CrossTown Computer Bag; the new Cross Factory in Dong Guan City, China.


CROSS





year benefit from the transition to our facility in China. This new state-of-the-art manufacturing facility has replicated the generations of proprietary processes developed by Cross and combined them with efficient low-cost labor. The result is an operation that consistently produces renowned Cross quality at significantly lower costs: CAD's 2007 gross margin improved 4.0 percentage points to 55.7%.

However, our efforts to drive continual improvements in operational areas have not stopped with the move to China. In 2007, the Cross China team identified improvements that will, in the future, continue to lower our cost base while supporting our high-quality standards. Significantly, we installed a new Enterprise Resorce Planning (ERP) system that will allow us to more efficiently manage raw material purchases and schedule production on our nine assembly lines; we instituted new control processes to lower our scrap and waste; and we completed inventory control procedures that will dramatically increase our inventory accuracy at all stock locations. Our commitment to continual cost improvements will serve Cross well as we seek to optimize our world-class facility in the future.

With the transition to China complete, our focus has begun to shift to other ways that our new facility can bring value to CAD. In particular, we kicked off several initiatives in 2007 designed to shrink our product to market lead times. We identified a number of high-value, long-lead-time components and processes that were major contributors to inflated production cycle times and inventory levels. Our goal is to localize our sources of supply. We made a significant investment in our own internal coating capabilities as well as spurring the development of coating and plating capabilities among our Asian vendors. This coating initiative was complemented by the transition of all our global boxing requirements to a local, high-quality Asian vendor. As a result of these efforts, we are now sourcing two of our top three material components locally, which we believe will deliver shortened cycle times, reduced costs and lower inventories in 2008 and beyond.

Through our efforts in 2007, we have reinforced that Cross means business. We have plans in place that we believe will put us in a position to be synonomous with well-designed premium business accessories for many years to come. We believe that this positioning will ensure that the improvements in our business will continue for many years to come.



Costa del Mar:
Fathom in black with blue
mirror lens.



From left to right:
Brine in black with gray lens, MP2 in tortoise with green mirror lens; Cin in white with amber lens; Deep Blue in black with blue mirror lens; Hammerhead in white with green mirror lens.

COSTA DEL MAR: THE BRAND

2007 was another banner year for Costa Del Mar. Sales grew 34%, marking the third consecutive year where growth was 30% or greater. Profits rose by 40%, reaching 16% of sales, up from 15% in 2006 and 13% in 2005.

Costa's sales growth can be attributed to several factors, including: the popularity of new frame styles and lens offerings; an expanding distribution geography; the growth of major accounts; increases in operational efficiencies; improved quality control procedures; innovative brand-building initiatives; and effective marketing communications programs.

The product development team at Costa continues to introduce new products that are both technically innovative and designed to appeal to a range of consumer tastes. In 2007, new frame styles (styles created in the last 36 months) represented 38% of Costa's sales. New lens offerings, including the 580 Mirrors, grew by more than 100%. And new female styles grew at a rate of 30%.

As Costa presented exciting new products to the marketplace in 2007, we also took steps to further improve product quality. We introduced a new inspection process for component vendors that included vendor report cards and stringent chargeback procedures. Upon implementation of the new process, we saw a significant improvement in vendor responsiveness to quality concerns, a reduction of scrap and a decreased proportion of warranty claims by consumers.

EXPANDING PRESENCE

Costa's sales team continues to forge strong partnerships with retailers in the outdoor channel and to grow distribution geographically. Sales to our top 25 accounts increased 30% in 2007. We also added more than 400 new retail outlets, which drove a 40% sales increase in the western United States and an over 20% increase internationally. Especially encouraging was the fact that the Costa brand grew outside the sports channel. Department store sales grew by 63%, optical by 18%, and sunglass specialty by 26%.

Costa's marketing team continues to focus resources on building strong brand equity among our core consumers. Innovative marketing initiatives such as the U. of Blue College Tour, Costafari Films and Channel C piqued consumer and media interest throughout 2007. Investments in interactive, public relations and vertical media yielded significant increases in meaningful



From left to right:
Daphnes in black with blue mirror lens; Fathom in black with blue mirror lens; TP2 in black with blue mirror lens; Switchfoot in white with gray lens.

impressions. PR impressions alone grew by over 500%. Unique visitors to the Costa website, www.coastadelmar.com, increased by 165%, and time spent on the site grew by more than 300%.

Another key to Costa's appeal is our commitment to conservation. In 2007, we continued to develop our partnerships with Trout Unlimited, Coastal Conservation Association, International Game Fish Association and B.A.S.S. Conservation. We dedicated significant amounts of time and support to helping these groups protect the resources that are the lifeblood of our industry. These efforts have a positive impact on Costa employees, retailers and other industry leaders, and they deliver loyal customers to the fold.

OPERATIONAL EXCELLENCE

In 2007, Costa's gross margin rate increased to 58%. Improvements in operational efficiencies, distribution costs and service costs relative to sales growth drove this increase. In December, Costa moved into a new manufacturing and distribution facility. The new facility has twice the space and several times the production capacity of our previous facility. With this increased capacity as well as updated and redesigned manufacturing and shipping processes, we will further improve our operating efficiencies and productivity in the upcoming year.

Perhaps what is most encouraging is that Costa's success is no accident. It is the result of a focused strategic vision, good planning and excellent execution. As we continue to pursue our vision into 2008 and beyond, we strongly believe that the results we have seen to date will continue.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2007

Commission File Number 1-6720

A. T. CROSS COMPANY
(Exact name of registrant as specified in its charter)

Rhode Island	**05-0126220**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Albion Road, Lincoln, Rhode Island	**02865**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 333-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock ($1 Par Value)	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
_X_ Yes ___No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (S 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	___	Accelerated filer	_X_
Non-accelerated filer	___	Smaller reporting company	___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
___Yes _X_ No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter was $81.0 million.

The number of shares outstanding of each of the registrant's classes of common stock as of February 25, 2008 was:

Class A common stock	-	14,139,554	Shares
Class B common stock	-	1,804,800	Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2008 annual meeting of shareholders are incorporated by reference into Part III of this report.

INDEX

PART I

Item 1 BUSINESS

The A.T. Cross Company has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG"). For certain financial information with respect to these segments, see Note K to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Cross Accessory Division

We manufacture and market fine quality writing instruments under the Cross® brand consisting of ball-point pens, fountain pens, selectip® rolling ball pens and mechanical pencils. We also manufacture and market a variety of refills for most of our product types. In addition to Cross branded writing instruments, we design and market writing instruments sold under the Penatia® brand and under the licensed name of Bill Blass®. The Company is an original equipment manufacturer ("OEM") of writing instruments. In addition to writing instruments, we also design and market a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, business totes, cufflinks, and stationery. The Company launches new pen products and other personal accessories on a bi-annual basis.

Our writing instruments are offered in a variety of styles and materials at various price points. They are packaged and sold as individual units or in matching sets. The majority of writing instrument sales occur at suggested retail price points between approximately $20 and $50. We believe we are a market leader in the United States at these price points. Products in this price range include: Classic® Century®, Autocross®, Calais, Aventura®, Cross Driver, Tech3 and selected Century II and ATX® writing instruments. The Cross Townsend®, Verve®, Apogee® and Century II lines as well as selected Classic Century writing instruments provide the Company a presence in the $55 to $300 price range. Certain Classic Century, and Cross Townsend writing instruments are priced over $300. The Helios and Parasol writing instrument product lines are sold to the Company's office superstore customers. The Penatia brand provides the Company a presence in the under $10 suggested retail price range for a ball-point pen.

Cross leather goods range in price from $20 to $175, reading glasses are priced at $25 and $30, watches range between $90 and $285, desk sets are priced between $100 and $235, business totes are priced between $150 to $225, cufflinks at $50 and stationery between $6 and $20.

The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure. Our watches are sold with a limited two-year warranty, and leather goods are sold with a limited one-year warranty.

CAD products are sold throughout the United States by our direct sales force and manufacturers' agents or representatives to approximately 4,200 retail and wholesale accounts, and directly to consumers via the Company's website: www.cross.com, and the Cross retail stores. Retail accounts include: gift stores, department stores, jewelers, stationery, office supply and pen specialty stores, and United States military post exchanges. Our wholesale accounts distribute Cross Accessory Division products to retail outlets that purchase in smaller quantities. Advertising specialty representatives market to business accounts CAD products that typically are engraved or display a name or emblem and are used for gifts, sales promotions, incentives or advertising.

Sales of Cross Accessory Division products outside the United States during 2007 were made to foreign distributors and retailers worldwide by the Company and its wholly-owned subsidiaries.

Cross Optical Group

The Company, through its COG segment and wholly-owned subsidiary Costa Del Mar Sunglasses, Inc., designs, manufactures and markets premium, high-quality, polarized eyewear under the brand name Costa Del Mar®. Offered in more than 50 styles and 19 lens options at suggested retail price points between approximately $120 and $290, our eyewear is sold by employee representatives and manufacturer's agents to approximately 3,000 retail accounts throughout the United States. Retail accounts include optical and sunglass specialty shops, department stores and sporting goods retailers. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

Raw Materials

The Company obtains raw materials for use in writing instruments from both domestic and foreign suppliers. Items such as certain fountain pen front sections, refills, coated caps and barrels, and some lacquer coatings are obtained from Germany, Switzerland and France. Complete pencil mechanisms, certain refill components, leads, resin caps and barrels, some fountain pen front sections, cap components and certain coated shells are obtained from Japan. Some rings, screw machine parts, pen mechanisms, molded components, and cap and barrel components and assemblies are obtained from China. Some brass caps and barrels are obtained from suppliers in the United States.

The majority of component materials for the COG segment are imported from specialized manufacturers located in Europe and Asia.

To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured, that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located.

Patents, Licenses and Trademarks

The Company, directly or through its subsidiaries, has certain writing instrument, timepiece, accessory and optical trademark registrations and/or pending trademark applications in the United States and many foreign countries, including but not limited to its principal trademark "CROSS" and the trademark "COSTA DEL MAR." The principal trademark "CROSS" is of fundamental importance to our business in general and the trademark "COSTA DEL MAR" is of fundamental importance to the COG segment. The Company, directly or through its subsidiaries, holds certain United States and foreign writing instrument patents and/or has filed United States and foreign patent applications covering products including, but not limited to, Cross Townsend, Ion and Verve as well as the Company's ball-point pen mechanism. While we pursue a practice of seeking patent protection for novel inventions or designs, our business is not dependent upon obtaining and maintaining patents.

Seasonal Business

Retail demand for our writing instrument and accessory products is highest prior to Christmas and other gift-giving occasions. The Company historically has generated approximately one third of its annual sales in its fourth fiscal quarter. However, seasonal fluctuations have not materially affected continuous production of writing instrument products.

Costa Del Mar historically has generated its strongest sales in the first half of the Company's fiscal year.

Working Capital Requirements

Writing instrument and sunglass inventory balances tend to be highest in anticipation of new product launches and before peak selling seasons. The Company offers, and may offer in the future, extended payment terms, primarily to domestic retail writing instrument customers, at certain points during the year, usually September through November. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Customers

The Company is not dependent upon any single customer for more than 10% of its consolidated revenues. The Company is dependent, however, on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc., for a significant portion of its revenue. The loss of one or more of these customers could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Backlog of Orders

The backlog of orders is not a significant factor in the Company's business.

Competition

The global non-disposable writing instrument market is estimated to be approximately $900 million at wholesale. It is competitive, in particular with respect to product quality, brand recognition and price. There are numerous manufacturers of ball-point, rolling ball and fountain pens, and mechanical pencils in the United States and abroad. Many of these manufacturers produce lower priced writing instruments than those produced by the Company. Although the Company is a major producer of ball-point, rolling ball and fountain pens, and mechanical pencils in the $20 to $50 price range, other writing instrument companies have significantly higher sales volumes from a broader product line across a wider range of prices or have greater resources as divisions of larger corporations. The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All of the Company's Cross branded writing instruments carry a full warranty of unlimited duration against mechanical failure.

The sunglass market in the United States is estimated to be $2.4 billion at wholesale. The Company's COG segment under the brand name Costa Del Mar competes in the premium-priced ($50+ retail) sunglass market segment, which is estimated to be $1.5 billion at wholesale. Many other sunglass companies also compete in the premium segment. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

See also the "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Research and Development

The Company had expenditures for research and development of new products and improvement of existing products of approximately $2.5 million, $2.4 million and $1.8 million in 2007, 2006 and 2005, respectively. For additional discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Environment

The Company believes it is in compliance with all Federal, state and local environmental laws and regulations. The Company believes that future capital expenditures for environmental control facilities will not be material. See Item 3 "Legal Proceedings" and Note L to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Employees

The Company had approximately 900 employees worldwide at December 29, 2007, none of which were subject to collective bargaining agreements.

International Operations and Export Sales

Approximately 48% of the Company's sales in 2007 were in foreign markets. The primary foreign markets are in Europe and Asia. Sales of the Company's products to foreign distributors are subject to import duties in many countries. The operations of the Company's foreign subsidiaries and branches are subject to the effects of currency fluctuations, the availability of United States dollar exchange, exchange control and other restrictive regulations. As a result of the Company's manufacturing initiative, we now manufacture approximately 90% of our core writing instruments in our new facility in Asia. Undistributed earnings of our foreign subsidiaries generally are not subject to current United States Federal and state income taxes as such earnings are considered permanently reinvested in the growth of business outside the United States. See Note J and Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. For the effect of foreign sales on the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Availability of Securities and Exchange Commission Filings

The Company's website address is www.cross.com. The Company makes available free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on the Company's website is not incorporated into this Annual Report.

Executive Officers of the Company

The following are the executive officers of the Company (each of whom serves until his or her successor is elected and has qualified), their respective ages as of January 1, 2008 and their principal positions:

NAME		AGE	TITLE	YEAR IN WHICH FIRST HELD OFFICE
David G. Whalen	(1)	50	President and Chief Executive Officer	1999
Kevin F. Mahoney	(2)	48	Vice President, Finance and Chief Financial Officer	2005
Gary S. Simpson	(3)	56	Corporate Controller, Chief Accounting Officer	1997
Charles S. Mellen	(4)	44	President, Cross Accessory Division	2007
Tina C. Benik	(5)	48	Vice President, Legal and Human Resources Corporate Secretary	2000
Joseph V. Bassi	(6)	55	Finance Director	1997
Charles R. MacDonald	(7)	54	President, Cross Optical Group and Costa Del Mar Sunglasses, Inc.	2007

(1) Prior to becoming President and Chief Executive Officer in 1999, David G. Whalen was President, North America of Ray-Ban Sun Optics, a division of the Luxottica Group S.p.A., from 1997 to 1999.

(2) Prior to becoming Vice President, Finance and Chief Financial Officer in 2005, Kevin F. Mahoney was Director, Corporate Development at the Raytheon Company from 2004 to 2005. From 1984 to 2004, Mr. Mahoney was with Deloitte & Touche LLP, most recently serving as Partner.

(3) Prior to becoming Corporate Controller in 1997, Gary S. Simpson was the Controller, Lincoln Operations from 1992 to 1997.

(4) Prior to becoming President, Cross Accessory Division in 2007, Charles S. Mellen was Senior Vice President, Global Marketing and Sales from 2006 to 2007 and Vice President, Global Marketing from 2005 to 2006. From 1996 to 2004, Mr. Mellen was Vice President of Marketing at Tumi, Inc.

(5) Prior to becoming Vice President, Legal and Human Resources; Corporate Secretary in 2000, Tina C. Benik was Vice President, Legal, General Counsel and Corporate Secretary from 1993 to 2000.

(6) Prior to becoming Finance Director in 1997, Joseph V. Bassi was Manager, Financial Planning from 1996 to 1997 and Manager, Budgeting and Financial Planning from 1987 to 1996.

(7) Prior to becoming President, Cross Optical Group and Costa Del Mar Sunglasses, Inc. in 2007, Charles R. MacDonald was Vice President, A.T. Cross Optical Division and President, Costa Del Mar Sunglasses, Inc. from 2003 to 2007. From 1996 to 2002 Mr. MacDonald was President of Outlook Eyewear Company, a division of the Luxottica Group S.p.A.

Item 1A RISK FACTORS

The following section describes certain of the more prominent risks and uncertainties inherent in our operations. The risks and uncertainties below are those that we currently consider material; however, this section does not intend to discuss all possible risks and uncertainties that a company like Cross with broad international operations could experience. We are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community, and other factors beyond our control. Further, there could be other risks and uncertainties that are not presently known to us or that may become more significant to us. You should read these Risk Factors in conjunction with the factors discussed elsewhere in this and other of our filings with the Securities and Exchange Commission and in materials incorporated by reference in these filings. We undertake no obligation to correct or update any forward-looking statements or statements of risk related thereto for any reason.

We depend on the success of new products. Our ability to sustain profitability and growth in sales depends largely on consumer acceptance of numerous new products recently introduced and planned for introduction. Further, consumer preferences are continuously changing. The markets in which we sell are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate continued growth in our sales and earnings.

Our global manufacturing, sales and distribution operations make us susceptible to the risks of overseas operations. We have sales offices and certain operations in eight countries and distributors worldwide. In 2007, approximately 48% of our revenue came from sales to locations outside the United States. Most of our products are now manufactured overseas. Operating internationally exposes us to changes in export controls and other laws or regulations, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, of the various countries in which we operate, which could result in an adverse effect on our business and results of operations in such countries.

Incorrect forecasts of consumer demand could adversely affect our results of operations. The Company manufactures product based on forecasts of consumers' demands. These forecasts are based on multiple assumptions. If we inaccurately forecast consumer demand by over or underestimating that demand, we may hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition.

Our success depends on our ability to retain and recruit a sufficient number of qualified employees in a competitive environment. Our success depends in part on our retention and recruitment of skilled personnel, including technical, distribution, sourcing, marketing, sales, management and staff personnel. There can be no assurance that we will be able to successfully retain and recruit the key personnel that we need.

Our dependence on certain suppliers may leave us temporarily without adequate access to raw materials or products. To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials, manufacturing technologies and certain finished products. We may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. We believe, but cannot guarantee, that we could obtain the raw materials currently supplied by these vendors from other sources and that we could either develop the manufacturing technologies internally or locate suitably similar technologies. If we are unable to replace a key supplier we may face delays in delivering finished products according to our customers' demands, which could have an adverse effect on our financial performance.

Overseas manufacturing makes us dependent upon the performance of our overseas partners. As a result of our manufacturing initiative, we manufacture most of our finished products in China. Our manufacturing operations in China are supported by a local manufacturing partner from whom Cross rents, under an Occupancy Agreement of indefinite duration, a building housing Cross' physical plant. It is expected that such Occupancy Agreement will be replaced by a long-term lease agreement upon our local manufacturing partner's resolution of certain local zoning issues. Should that partner not perform as expected or should the zoning issues not be favorably resolved there could be a material adverse effect on our operations.

We depend on certain accounts for a significant percentage of our sales. The Company is dependent on three large office supply accounts, Staples, Inc., OfficeMax, Inc. and Office Depot, Inc.. The loss of one or more of these customers could have a material adverse effect on the Company. Further, there is no assurance that these accounts will maintain their current inventory levels.

Unfavorable resolution of pending or future litigation matters could prove costly to us. We are involved from time to time in litigation matters. An unfavorable resolution of pending litigation could have a material adverse effect on our financial condition. Litigation may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. There can be no assurance that we will be able to achieve a favorable settlement of pending litigation or obtain a favorable resolution of litigation if it is not settled. In addition, current and future litigation, governmental proceedings or environmental matters could lead to increased costs or interruptions of our normal business operations.

Extension of the Cross brand beyond writing instruments may not produce the expected level of revenue forecast. Because of the maturity of the fine writing instrument industry, our ability to achieve growth is dependent, in part, on our ability to extend the Cross brand beyond writing instruments. There is no assurance that consumers will embrace extensions at the level necessary to generate sustainable growth for us with these products, or that consumers will accept the design and price of these products. Because we have less institutional experience with product lines outside of writing instruments, and because the complementary product lines that we enter into, such as business accessories and watches, may be extremely competitive already, these brand extensions may not prove to be successful, adversely affecting future sales growth.

The diversification of our business may not be successful. In order to generate growth outside of writing instruments, one of our strategic initiatives has been to diversify outside of our core Cross branded product. Costa Del Mar was our first foray into this area of diversification. There can be no assurance that Costa Del Mar will continue to grow at its current levels or that we will find additional suitable targets for acquisition. If we do find a suitable acquisition target, we cannot ensure that we will be able to consummate a deal on terms satisfactory to us or that we will be able to successfully integrate those operations into the Company.

Item 1B UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2 PROPERTIES

On March 2, 2007, the Company sold its facility at One Albion Road, Lincoln, Rhode Island to Albion Crossing LLC. The Company is leasing back approximately 154,000 square feet of space in this facility for at least 10 years and intends to keep its corporate headquarters, as well as certain manufacturing, warehouse and retail space at this location. For additional information see Note N to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

In addition, the Company leases administrative facilities and/or manufacturing and warehouse space for its CAD segment operations in France, the United Kingdom, Germany, Japan, Taiwan, Hong Kong, Singapore and China. The CAD segment also leases retail facilities in Massachusetts, Illinois, Nevada and the United Kingdom.

The Company's COG segment leases an administrative and warehouse facility in Daytona Beach, Florida.

Item 3 LEGAL PROCEEDINGS

The Company is named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under CERCLA for contribution for past and future site investigation costs incurred at the Site. Past and future site investigation costs (excluding the required remedy) are currently estimated at $7 million. Based upon our investigation to date, there does not appear to be evidence to support a finding that the Company arranged for the disposal of hazardous substances at this Site. No formal discovery has been taken to date. At December 29, 2007, the Company had not established a liability for any environmental remediation relating to the J.M. Mills Landfill Site, as its potential liability, if any, is currently not estimable.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

Item 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's Class A common stock is traded on the American Stock Exchange (symbol: ATX). There is no established trading market for the Company's Class B common stock. At December 29, 2007, there were approximately 1,200 shareholders of record of the Company's Class A common stock and two shareholders of record of the Company's Class B common stock. The weighted average numbers of total shares outstanding was 14,945,692 and 14,702,827 during 2007 and 2006, respectively.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

High and low sales prices of Class A common stock for the last two years were:

2007			2006		
QUARTER	**HIGH**	**LOW**	QUARTER	HIGH	LOW
First	**$ 9.45**	**$7.34**	First	$5.75	$4.09
Second	**$11.70**	**$7.90**	Second	$5.85	$4.36
Third	**$12.82**	**$9.00**	Third	$6.59	$4.92
Fourth	**$11.63**	**$7.86**	Fourth	$8.34	$6.31

The Company has not paid dividends to its stockholders since 1998 and does not plan to pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance the growth of the Company.

Performance Graph

The following graph compares the performance of the Company's Class A common stock over the Company's last five years to the American Stock Exchange Market Value Index and to the Russell Group 2000 (as the Company's peer group index), over the Company's last five years. The graph assumes that the value of the investment in the Company's Class A common stock and each index was $100 at January 1, 2003 and that all dividends were reinvested.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG A.T. CROSS COMPANY,
AMEX MARKET INDEX AND RUSSELL 2000 INDEX



250
225
200
175
150
125
100
75
50
25
0
DOLLARS
2002
2003
2004
2005
2006
2007
A.T. CROSS COMPANY
RUSSELL 2000 INDEX
AMEX MARKET INDEX

COMPANY/INDEX/MARKET	2002	2003	2004	2005	2006	2007
A.T. Cross Company	100.00	124.67	92.52	75.70	142.06	186.54
Russell 2000 Index	100.00	145.37	170.81	176.48	206.61	196.40
AMEX Market Index	100.00	136.11	155.86	171.89	192.45	216.06

The Company has chosen the Russell Group 2000 as a meaningful peer group against which to compare its performance. The Russell Group 2000 represents a broad based group of small capitalization stocks and is generally believed to be indicative of market performance for small capitalization companies.

Issuer Purchases of Equity Securities

On October 23, 2002, the Company's Board of Directors authorized a plan to purchase up to 10% of the Company's outstanding Class A common stock. Under this plan, the Company was authorized to purchase approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. At December 29, 2007, the Company had purchased 1,173,700 shares under this plan for approximately $6.3 million at an average price per share of $5.41. No purchases were made in 2007.

Item 6 SELECTED FINANCIAL DATA

Five-Year Summary		**2007**	2006	2005	2004	2003*
OPERATIONS: (THOUSANDS OF DOLLARS)						
Net Sales		**$151,885**	$139,336	$129,115	$129,480	$126,365
Operating Income (Loss)		**9,535**	4,799	960	(1,649)	2,283
Net Income (Loss)		**6,727**	3,287	384	(855)	1,777
PER SHARE DATA: (DOLLARS)						
Net Income (Loss) Per Share	*Basic*	**0.45**	0.22	0.03	(0.06)	0.12
	Diluted	**0.43**	0.22	0.03	(0.06)	0.12
FINANCIAL POSITION: (THOUSANDS OF DOLLARS)						
Total Assets		**129,037**	119,446	112,893	113,351	118,146
Long-Term Retirement Plan Obligations		**5,067**	7,779	10,505	8,310	5,214
Long-Term Debt, Less Current Maturities		-	7,100	10,456	5,513	6,863
Other Long-Term Liabilities		**4,106**	1,308	1,457	1,603	1,936
Shareholders' Equity		**83,215**	72,963	67,177	70,002	73,415

* Sales from the COG segment, established in April of 2003 with the acquisition of Costa Del Mar Sunglasses, Inc., were $8.9 million in 2003. Operating income in 2003 includes gain on sale of assets held for sale of approximately $0.9 million.

Item 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

A.T. Cross Company is a leading designer and marketer of branded personal accessories including writing instruments, watches, precision reading glasses, personal and business accessories and sunglasses.

The Company has been operating in a difficult economic environment in mature as well as competitive categories. The Company has challenged itself to build upon its unique attributes in order to develop a vibrant, diversified and forward-looking company poised for sustainable growth and long-term profit. Such attributes include a strong brand name, 160-year heritage, reputation for quality and craftsmanship, global distribution network and strong balance sheet. The Company established several strategic initiatives to build upon these attributes and overcome its challenges, including: becoming an innovative leader in the fine writing category, extending the Cross brand into new categories, developing avenues for diversification and streamlining its CAD operating structure. Details on how the Company's two business segments are achieving these initiatives are presented below. The Company continues to look for appropriate acquisitions that will add to top and bottom line growth.

Cross Accessory Division ("CAD")

The Company has been a manufacturer and marketer of fine quality writing instruments since 1846. Sold primarily under the Cross brand, ball-point, fountain and selectip rolling ball pens and mechanical pencils are offered in a variety of styles and finishes. Also under the Cross brand, CAD offers a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, business totes, cufflinks, and stationery. CAD offers a lower priced line of writing instruments and after-market refills under the brand name Penatia. We also offer writing instruments under the licensed brand Bill Blass.

CAD is competing vigorously to build its position as the category leader in terms of product innovation, marketing and merchandising. To this end, a number of initiatives, many of which are described below, have been implemented. We are benefiting from these initiatives and in 2007 posted our second consecutive year of sales and profitability growth.

In 2007 approximately 12% of CAD revenue was derived from products launched into the marketplace in 2007. In 2007, CAD launched two new writing instrument product lines - Cross Compact and Cross Driver. Three new finishes were added to the ATX line as well as a Breast Cancer Awareness pen, which is adorned with a pink ribbon. Two new finishes were added to the Townsend line, one new fashion color was added to the Autocross line, one new fashion color was added to the Classic Century Colors collection. Century Signet, a premium precious metals collection, and Century Sport, were two new additions to the Century line. Century II Starlight, a female-targeted silhouette, was added to the Century II line along with seasonal prints - three in the Spring, the Botanica collection, and three in the Fall, the Quasar collection. The Company also launched Athens, Dubai, Manhattan, Havana, and Miami lines as well as new licensed Bill Blass designs, for its office superstore customers for the 2007 holiday season.

In 2007, all leather goods, reading glasses, watches, desk sets, business totes, cufflinks and stationery represented almost 7% of CAD sales, up two percentage points from 2006. We expanded our line of leather accessories by introducing new fashionable colors in select styles. We introduced a new line of premium leather accessories which features smooth cowhide leather with contrasting debossed leather insets. The Company's watch collection, expanded in 2007 with the addition of our Cross Country line, was styled to bring the Cross brand to a wide array of consumers by offering sub-collections targeted to both men and women in the classic, contemporary and fashion segments. The Cross Town Computer Bag Collection™ was introduced for the business woman. New lines of stationery were introduced to complement the seasonal Century II Botanica and Quasar writing instruments. Additionally, the Company introduced a collection of cufflinks inspired by favorite Cross pens.

In addition to bringing new products to the market in 2007, a number of marketing and merchandising programs were launched globally to help communicate the new Cross brand positioning at point of sale. The Company installed 20 Shop-in-Shops in the stores of existing major retail accounts and new display fixtures were installed in over 1,000 key doors globally. The Company also continued its US direct to consumer mail catalog in 2007.

The Cross brand has strong consumer awareness and, more importantly, consumers associate the Cross name with innovation, quality and style. The strong awareness of our name and the positive attributes associated with our brand support the extension of the Cross brand into related personal accessory categories. CAD has moved into categories that allow us to further utilize our existing sourcing infrastructure and global distribution network. A priority for all of our brand extensions is to incorporate the quality, design and craftsmanship that consumers enjoy from Cross' fine writing instruments. We have developed a foothold in these categories and look forward to further strengthening our presence in 2008.

Cross Optical Group ("COG")

The Company's COG segment consists of its wholly-owned subsidiary Costa Del Mar Sunglasses, Inc., a designer, manufacturer and marketer of high-quality, high-performance polarized sunglasses. Founded in Florida in 1983, the Costa Del Mar brand has developed a superior reputation for its advanced polarized lens technology and fashionable, yet functional, frame design. Costa Del Mar upholds the Company's commitment to delivering exceptional product, innovation and quality to consumers.

The acquisition of Costa Del Mar has proven to be very successful. As a result of the Costa Del Mar acquisition in April 2003, the Company has benefited from revenue diversification and a substantial contribution to the bottom line. Costa Del Mar has expanded its marketing efforts in order to reach consumers beyond its core market, the saltwater fishing enthusiast in the southeastern United States. The brand is developing consumer awareness in other fishing and water sports categories and is designing and marketing products specifically for female and young consumer groups. Costa Del Mar is also expanding geographically in both domestic and international markets.

In 2007, Costa Del Mar grew its business 34% through new product introductions and expanded distribution and contributed $5.8 million of the Company's $9.4 million consolidated income before income taxes.

Comparison of Fiscal 2007 with Fiscal 2006

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2007**	FISCAL 2006	PERCENTAGE CHANGE
Cross Accessory Division ("CAD"):			
Americas	**$ 49,921**	$ 52,065	(4.1)%
Europe, Middle East and Africa	**43,420**	38,809	11.9%
Asia	**19,448**	18,485	5.2%
Other	**2,524**	2,583	(2.3)%
Sub-total	**115,313**	111,942	3.0%
Cross Optical Group ("COG")	**36,572**	27,394	33.5%
Consolidated Net Sales	**$151,885**	$139,336	9.0%

CAD revenue in the Americas declined $2.1 million, or 4.1%, in 2007 compared to 2006. Retail sales in both the U.S. national account and U.S. carriage trade channels were down. U.S. national account sales were down due to weaker than expected holiday sales while U.S. carriage trade sales were down due to a customer's move to a private label brand. This was somewhat offset by increases in both direct-to-consumer ("DTC") and international Americas sales.

Sales in the Europe, Middle East and Africa region ("EMEA") increased 11.9% compared to 2006. Foreign exchange was favorable to EMEA sales results by approximately 7.8 percentage points and sales volume increased approximately 4.1% for the full year.

Asia revenue of $19.4 million increased 5.2% compared to fiscal 2006. Foreign exchange was unfavorable to Asia sales results by approximately 0.3 percentage points and sales volume increased approximately 5.5% for the full year.

The COG segment increased revenue by 33.5% in 2007 compared to 2006. This increase was due largely to the introduction of new products, improved sell through at key accounts, expanded sales through the Company's website, sales to consumers with new demographics and expanded geographic distribution.

The following chart details gross profit margins for both segments as well as the consolidated gross profit margins:

Gross Profit Margins:	**FISCAL 2007**	FISCAL 2006	PERCENTAGE POINT CHANGE
Cross Accessory Division	**55.7%**	51.7%	4.0
Cross Optical Group	**57.6%**	56.8%	0.8
Consolidated	**56.1%**	52.7%	3.4

Consolidated gross margins improved 340 basis points in 2007 compared to 2006. The improvement was due largely to the favorable effect of foreign exchange on sales and the lower manufacturing costs resulting from our transition of writing instrument manufacturing to China. COG segment gross margin improved by 0.8 percentage points from 2006, due to the positive effects of higher new product margins, productivity improvements and a shift to higher margin direct-to-consumer sales.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $66.9 million, 13.1% higher than 2006. SG&A expenses were 44.1% of sales in 2007 and 42.5% of sales in 2006. SG&A expenses for the CAD segment were approximately $53.6 million, or 46.5% of sales, compared to $49.4 million, or 44.1% of sales, in 2006. CAD segment selling and marketing segment expenses increased by 7.7% in support of the Cheshire Oaks store in the UK, Middle East market development and reorganization of the Benelux subsidiary. In addition, CAD administrative expenses increased primarily due to costs associated with becoming Sarbanes-Oxley compliant, higher employee compensation expense and the unfavorable effect of foreign exchange. COG segment SG&A expenses of $13.3 million were 36.4% higher than 2006. The majority of this increase was the result of higher marketing and brand building expenditures and sales volume related items such as sales compensation and commissions.

Service and distribution ("S&D") expenses were approximately $6.0 million in 2007. S&D expenses were 3.9% of sales in both 2007 and 2006.

Research and development ("R&D") expenses were approximately $2.5 million in 2007. R&D expenses were 1.7% of sales in both 2007 and 2006.

Restructuring charges of $0.3 million were recorded in the Company's CAD segment in fiscal 2007 compared to $1.7 million in fiscal 2006. These charges were related to the corporate restructuring program announced in July 2003. For an analysis of the corporate restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest and other (expense) income was $0.2 million of expense in fiscal 2007 compared to $0.3 million of expense in fiscal 2006. The following chart details the major components of interest and other (expense) income:

(THOUSANDS OF DOLLARS)	**FISCAL 2007**	FISCAL 2006	CHANGE
Interest Income	**$ 338**	$ 379	$ (41)
Interest expense	**(511)**	(653)	142
Other	**3**	(51)	54
Interest and Other (Expense) Income	**$(170)**	$(325)	$155

In 2007, the Company's effective tax rate was 28.2% compared to 26.5% in 2006. This change was due to a shift in the mix of domestic and foreign sourced income, adjustments to deferred tax balances and the effect of an accrual to actual tax benefit upon filing the Company's 2006 Federal income tax return in the third quarter of 2007. The income tax provision for the year was also favorably impacted by the recognition of tax benefits, the realization of which were previously considered uncertain. These tax benefits favorable impacted results by $.03 per share, basic and diluted, for the full year 2007. For an analysis of income taxes, see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2007 was $6.7 million ($0.45 basic net income per share and $0.43 diluted net income per share) compared to fiscal 2006 net income of $3.3 million ($0.22 net income per share, basic and diluted).

Comparison of Fiscal 2006 with Fiscal 2005

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2006**	FISCAL 2005	PERCENTAGE CHANGE
Cross Accessory Division:			
Americas	**$ 52,065**	$ 52,656	(1.1)%
Europe, Middle East and Africa	**38,809**	36,406	6.6%
Asia	**18,485**	18,274	1.2%
Other	**2,583**	2,218	16.5%
Sub-total	**111,942**	109,554	2.2%
Cross Optical Group	**27,394**	19,561	40.0%
Consolidated Net Sales	**$139,336**	$129,115	7.9%

CAD revenue in the Americas declined $0.6 million, or 1.1%. Sales to the national account and business gift channels declined from 2005. This was somewhat offset by an increase in direct-to-consumer sales in 2006 compared to 2005.

Sales in EMEA increased 6.6% compared to 2005. Foreign exchange was favorable to EMEA sales results by approximately 2.1 percentage points as sales volume increased approximately 4.5% for the full year.

Asia revenue of $18.5 million increased 1.2% compared to fiscal 2005. Foreign exchange was unfavorable to Asia sales results by approximately 2.7 percentage points as sales volume increased approximately 3.8% for the full year.

The COG segment increased revenue by 40% in 2006 compared to 2005. This increase was due largely to the introduction of new products, improved sell through at key accounts and, to a lesser extent, expanded geographic distribution.

The following chart details gross profit margins for both the Cross Accessory Division segment as well as the consolidated gross profit margins:

Gross Profit Margins:	**FISCAL 2006**	FISCAL 2005	PERCENTAGE POINT CHANGE
Cross Accessory Division	**51.7%**	47.6%	4.1
Consolidated	**52.7%**	48.7%	4.0

Consolidated gross margins improved 400 basis points in 2006 compared to 2005. The improvement was due, in part, to the lower manufacturing costs resulting from our CAD segment transition to manufacturing in China. CAD segment cost of goods sold in 2006 decreased by approximately $1.5 million due to the impact of a liquidation of LIFO layers and increased by approximately $0.4 million for the inflationary impact on ending inventories accounted for on a LIFO basis. In addition, lower inventory obsolescence provisions of approximately $2.0 million favorably affected margins in 2006 compared to 2005. COG segment gross margin improved by 1.8 percentage points from 2005, primarily due to the positive effect of higher new product margins.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $59.2 million, 6.6% higher than 2005. SG&A expenses were 42.5% and 43.0% of sales in 2006 and 2005, respectively. SG&A expenses for the CAD segment were approximately $49.5 million, or 44.1% of sales, compared to $48.1 million, or 43.9% of sales, in 2005. Selling and marketing expenses for the CAD segment increased by 4.1% in support of new product introductions and the expanded direct to consumer initiatives in 2006. In addition, CAD segment administrative expenses increased, in part, to support the commencing of operations in China. COG segment SG&A expenses of $9.7 million were 31.7% higher than 2005. The majority of this increase was in selling expenses for sales volume related items such as sales compensation and commissions and point of sale displays and promotional spending.

Service and distribution ("S&D") expenses were approximately $5.4 million, or 3.9% of sales, in 2006 compared to $3.5 million, or 2.7% of sales in 2005. This increase was largely attributable to increased costs of servicing warranty returns in the optical segment due to the unit volume increase of the last two years.

Research and development ("R&D") expenses were approximately $2.4 million in 2006 compared to $1.8 million in 2005. This increase was due to new product development expenditures in both the CAD and COG segments. The CAD and COG segment R&D expenditures increased 26% and 135%, respectively.

Restructuring charges of $1.7 million were recorded in the Company's CAD segment in fiscal 2006 compared to $1.2 million in fiscal 2005. These charges were related to the corporate restructuring program announced in July 2003. For an analysis of the corporate restructuring program, see Note C to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest and other (expense) income was $0.3 million of expense in fiscal 2006 compared to $0.4 million of expense in fiscal 2005. The following chart details the major components of interest and other (expense) income:

(THOUSANDS OF DOLLARS)	**FISCAL 2006**	FISCAL 2005	CHANGE
Interest Income	**$ 379**	$ 279	$100
Interest expense	**(653)**	(586)	(67)
Other	**(51)**	(80)	29
Interest and Other (Expense) Income	**$(325)**	$(387)	$ 62

In 2006, the Company's effective tax rate was 26.5% compared to 33.0% in 2005. This change was due to a change in the mix of domestic and foreign sourced income, adjustments to deferred tax balances and the effect of an accrual to actual tax benefit upon filing the Company's 2005 Federal income tax return in the third quarter of 2006. For an analysis of income taxes see Note J to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2006 was $3.3 million ($0.22 net income per share, basic and diluted) compared to fiscal 2005 net income of $0.4 million ($0.03 net income per share, basic and diluted).

Liquidity and Capital Resources

Historically, the Company's sources of liquidity and capital resources have been its cash and cash equivalents ("cash"), cash generated from operations and amounts available under the Company's line of credit. These sources have been sufficient in the past to support the Company's routine operating requirements, capital projects, restructuring, contributions to the retirement plans, stock repurchase programs and debt service. The Company expects its future cash needs in 2008 will be met by these historical sources of liquidity and capital.

The Company's cash balance of $13.6 million at December 29, 2007 increased $2.3 million from December 30, 2006. The most significant factors affecting the Company's cash balance are discussed in this section.

Accounts receivable decreased approximately $0.6 million from the prior year. CAD segment accounts receivable of $26.6 million decreased approximately $1.4 million from the prior year while COG segment accounts receivable of approximately $4.8 million increased approximately $0.8 million from the prior year. CAD domestic accounts receivable decreased by $1.8 million and CAD foreign writing instruments accounts receivable increased by $0.4 million. CAD offers a dating program, primarily to its domestic retail writing instrument customers, whereby they may earn a greater discount if payment is made earlier.

Total inventory was $31.8 million at December 29, 2007, an increase of $6.9 million since December 30, 2006. CAD inventory increased $7.3 million while COG inventory levels decreased by $0.4 million. The primary reason for the increase in CAD inventory from 2006 to 2007 was due to the expansion of the supply chain now that the Company manufactures most of its writing instrument products in China. The Company anticipates sourcing a greater percentage of its material needs from Asian suppliers. This should favorably impact inventory levels as the supply chain is contracted.

In fiscal 2007, approximately $0.9 million was paid as a result of a corporate restructuring program initiated in 2003. The Company has incurred and paid $7.9 million in restructuring charges over the life of this program.

As a result of the restructuring program, the Company has realized gross margin improvement. Additionally, the Company has realized general and administrative savings, most of which have been reinvested in developing and launching new products and implementing our direct-to-consumer strategies.

The Company's working capital was $58.0 million at the end of fiscal 2007, an increase of $9.8 million from fiscal 2006, and its current ratio at the end of fiscal 2007 and 2006 was 2.8:1 and 2.6:1, respectively. Net cash used in operating activities was $2.4 million in fiscal 2007 compared to operating cash flow of $9.4 million in fiscal 2006.

Additions to property, plant and equipment were approximately $9.1 million in fiscal 2007 and $6.3 million in 2006. In fiscal 2008, the Company expects capital expenditures to be approximately $7 million. Depreciation expense in 2008 is expected to be approximately $4.5 million.

On March 2, 2007, the Company sold its manufacturing, warehouse and office facility at One Albion Road, Lincoln, Rhode Island. In conjunction with the transaction, Cross entered into an operating lease for approximately 154,000 square feet of administrative, distribution and manufacturing space through 2017 at its current location in Lincoln, Rhode Island where it continues to house its corporate headquarters. Net proceeds related to the sale were $15.3 million. The $5.3 million gain on the sale was deferred and will be recognized over the life of the lease as a reduction of rent expense. The deferred gain on sale of real estate at December 29, 2007 was $4.8 million, $0.5 million of which was included in accrued expenses and other current liabilities.

On October 23, 2002, the Company's Board of Directors authorized a plan to repurchase up to 10% of the outstanding Class A common stock. Under this plan, the Company plans to purchase in total approximately 1.4 million shares of stock on the open market, subject to regulatory considerations, from time to time, depending on market conditions. At December 29, 2007, the Company had repurchased approximately 1.2 million shares under this plan for approximately $6.3 million at an average price per share of $5.41. The Company did not repurchase any shares in 2007.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's non-contributory defined benefit pension plan effective May 20, 2006. The plan covered substantially all of the Company's domestic employees. The Board also approved enhancements to the Company's existing defined contribution retirement plan retroactive to January 1, 2006. Additionally, the Company is providing enhanced transitional benefits for a period of three years to employees close to normal retirement age. The Company made cash contributions in 2007 of approximately $1.3 million to its defined benefit pension plan, $0.9 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan. The Company expects to contribute $1.2 million to its defined benefit pension plan, $0.9 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan in 2008.

The Company has a $20 million secured line of credit with Bank of America, N.A.. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The agreement requires the Company to maintain a minimum consolidated tangible net worth, a minimum ratio of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") to required debt service payments, and a maximum ratio of debt to consolidated EBITDA over any four-quarter period, each of which is calculated in accordance with the agreement. The Company is currently in compliance with or has received a waiver for these covenants. At December 29, 2007, the Company had $2.9 million outstanding on this line of credit, bearing interest at a rate of 7.25% and the unused and available portion was $17.1 million. In 2007, the Company reduced the outstanding balance on this secured line of credit balance by $4.2 million.

The Company expects fiscal 2008 research and development expenses to be approximately $2.6 million.

In 2007, largely due to the exercise of stock options, the Company generated $2.1 million from the sale of Class A common stock.

The Company believes that existing cash and cash provided by operations, supplemented as appropriate by the Company's borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, the stock repurchase plans and contributions to the retirement plans. Should operating cash flows in 2008 not materialize as projected, the Company has a number of planned alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending and delaying non-critical research and development, capital projects and completion of the stock repurchase plan.

At the end of fiscal 2007, cash available for domestic operations amounted to approximately $5.9 million, and cash held offshore for international operations amounted to approximately $7.7 million.

Contractual Obligations and Commercial Commitments

An interest rate swap agreement effectively fixes the rate on a portion of the Company's line of credit at 4.15%.

The Company leases manufacturing, office and warehouse space and certain equipment under non-cancelable operating leases that expire through 2026. Future minimum lease payments under all non-cancelable leases and other contractual obligations at December 29, 2007 were approximately:

(THOUSANDS OF DOLLARS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating Leases	$27,306	$3,281	$7,891	$5,131	$11,003
Line of Credit, Including Interest *	3,137	3,137	-	-	-
Uncertain Tax Liabilities **	2,791	-	871	-	657
Pension Plan Obligations	1,200	1,200	-	-	-
Capital Lease Obligations	60	60	-	-	-
Purchase Obligations	14	14	-	-	-
Total	**$34,508**	**$7,692**	**$8,762**	**$5,131**	**$11,660**

* Interest on the line of credit was calculated using the interest rate as of December 29, 2007 over the remaining life of the note.
** The timing of the resolution of approximately $1.3 million of the $2.8 million uncertain tax liabilities is not currently estimable.

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements.

New Accounting Pronouncements

For a description of new accounting pronouncements that affect the Company and the status of the Company's implementation thereof, see the "New Accounting Pronouncements" section of Note A to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. None are expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Impact of Inflation and Changing Prices

The Company's two operating segments are subject to the effects of general inflation as well as fluctuations in foreign currencies. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to general inflation. The Company continues to review its suppliers in order to obtain lower costs and higher quality on many of its raw materials and purchased components.

The Company normally enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition, results of operations and cash flows are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures of contingent liabilities. We evaluate our policies and estimates on an ongoing basis, including those related to tax contingencies, inventory adjustments, warranty reserves, retirement obligations, impairment of assets and revenue recognition. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to an understanding of our results of operations and financial condition. This is not a comprehensive list of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note A "Significant Accounting Policies" to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Tax Contingencies. We are subject to a variety of income and other non-income based taxes in numerous jurisdictions around the world. We are also periodically reviewed by tax authorities and positions we have taken with respect to the tax returns are subject to interpretation and negotiation. We provide for estimated non-income tax contingencies that we believe are both probable and estimable. Our assessments are based on our understanding of the appropriate tax law, the estimated exposure and probability of a successful assessment by the taxing authorities. In 2007, net income increased by approximately $0.2 million due to the reversal on non-income based tax reserves provided in prior years which were no longer deemed necessary due to the passing of statutes of limitation or as a result of updating our estimates.

Inventory Methods and Realizable Value. Our global inventories are carried at the lower of cost or market, which requires us to estimate adjustments for both obsolescence and the market value we can expect to receive for our on hand inventory. Domestic CAD segment inventories accounted for on a LIFO basis represent approximately 11% of total inventories. As a result, domestic CAD finished goods inventories are carried significantly below their current cost and they can typically be realized at selling prices above their carrying value. Because we are required to produce our product with sufficient lead time to satisfy global distribution and expected demand during seasonal peak periods, we are subject to the risks of consumer acceptance of the products we have produced. We assess our need for obsolescence adjustments based on a variety of factors including historical demand, future marketing plans and alternative uses for raw material and work-in-process.

Warranty Reserves. CAD's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship. In establishing the accrual for warranty costs, management analyzes trends, measured over a period of several years, of several factors that impact the Company's cost to service the warranties. The most significant factors include: the operating costs of the service department, unit sales, the number of units that are returned for warranty repair and the cost of product repairs. The estimates affecting the warranty reserve are updated annually.

Retirement Obligations. The Company's pension benefits are calculated using actuarial concepts, within the framework of Statement of Financial Accounting Standard ("SFAS") No. 87, "Employer's Accounting for Pensions." Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases. The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We increased our discount rate to 6.4% in 2007 from 5.9% in 2006 to reflect market interest rate conditions. To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 8.125% in 2007 and 8.25% in 2006.

Impairment Analysis. The Company tests goodwill and the Costa Del Mar trade name for impairment at least annually. The Company completed its impairment testing as of November 26, 2007 and determined that goodwill and the Costa Del Mar trade name were not impaired. Management's estimates of fair values, projections of future cash flows and other factors are significant factors in testing goodwill for impairment. If these estimates or projections change in the future, the Company may be required to record an impairment charge.

Revenue Recognition. Revenue recognition requires estimates of product returns, term discounts and rebates at the time revenue is recognized. These estimates are based on customer communication and historical experience. Should these estimates change, there could be a material effect on revenue recognized.

For additional information regarding management's estimates, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K and "Forward-Looking Statements" below.

Forward-Looking Statements

Statements contained herein that are not historical fact are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects," "will" and similar expressions are intended to identify forward-looking statements, including but not limited to statements related to the introduction of new writing instrument products; the direct to consumer initiatives; the performance of Cross branded non writing instrument products; the Company's plans to identify acquisition targets; the availability of necessary raw materials and manufacturing technologies; the expected contraction of the CAD supply chain; the planned geographic and demographic expansion of Costa Del Mar; anticipated compliance with laws and regulations (including but not limited to environmental laws); and anticipated sufficiency of available working capital. The Company cautions that a number of important factors could cause the Company's actual results for fiscal 2008 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements involve a number of risks and uncertainties. For a discussion of certain of those risks, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Item 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in interest rates and foreign currency exchange, primarily in its investments, line of credit and foreign currency transactions.

The Company maintains a $20 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The Company believes that changes in interest rates would not be material to its operations, due to its anticipated level of borrowings.

There was $2.9 million and $7.1 million outstanding under the Company's line of credit at December 29, 2007 and December 30, 2006, respectively.

The Company entered into an interest rate swap agreement that effectively fixes the interest rate on a portion of its line of credit at 4.15% per annum. At December 29, 2007, the notional value of the interest rate swap was $2.9 million.

The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk. The Company does not enter into foreign currency exchange transactions for speculative purposes.

Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2007 and December 30, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the Consolidated Financial Statements, in 2007 the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109." As discussed in Note P to the Consolidated Financial Statements, in 2006 the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 13, 2008

CONSOLIDATED BALANCE SHEETS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)	**DECEMBER 29, 2007**	DECEMBER 30, 2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 13,572**	$ 11,307
Accounts receivable, less allowance for doubtful accounts of $879 in 2007 and $797 in 2006	**31,382**	31,990
Inventories	**31,804**	24,922
Deferred income taxes	**5,237**	5,103
Other current assets	**8,330**	5,153
Total Current Assets	**90,325**	78,475
Property, Plant and Equipment, Net	**17,248**	22,536
Goodwill	**7,288**	7,288
Intangibles, Net	**4,257**	4,501
Deferred Income Taxes	**8,217**	6,083
Other Assets	**1,702**	563
Total Assets	**$129,037**	$119,446
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 7,519**	$ 8,893
Accrued compensation and related taxes	**6,688**	5,012
Accrued expenses and other liabilities	**12,862**	11,995
Line of credit	**2,925**	-
Retirement plan obligations	**2,353**	2,397
Restructuring liabilities	**-**	636
Income taxes payable	**-**	1,363
Total Current Liabilities	**32,347**	30,296
Retirement Plan Obligations	**5,067**	7,779
Deferred Gain on Sale of Real Estate	**4,302**	-
Long-Term Debt	**-**	7,100
Other Long-Term Liabilities	**2,791**	-
Accrued Warranty Costs	**1,315**	1,308
Commitments and Contingencies (Note L)	**-**	-
Shareholders' Equity		
Common stock, par value $1 per share:		
Class A-authorized 40,000 shares, 17,135 shares issued and 13,735 shares outstanding at December 29, 2007, and 16,799 shares issued and 13,399 shares outstanding at December 30, 2006	**17,135**	16,799
Class B-authorized 4,000 shares, 1,805 shares issued and outstanding at December 29, 2007 and December 30, 2006	**1,805**	1,805
Additional paid-in capital	**20,202**	17,345
Retained earnings	**72,392**	66,363
Accumulated other comprehensive loss	**(2,005)**	(3,035)
	109,529	99,277
Treasury stock, at cost, 3,400 shares in 2007 and 2006	**(26,314)**	(26,314)
Total Shareholders' Equity	**83,215**	72,963
Total Liabilities and Shareholders' Equity	**$129,037**	$119,446

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED		
	DECEMBER 29, 2007	DECEMBER 30, 2006	DECEMBER 31, 2005
Net sales	**$151,885**	$139,336	$129,115
Cost of goods sold	**66,610**	65,873	66,205
Gross Profit	**85,275**	73,463	62,910
Selling, general and administrative expenses	**66,933**	59,155	55,499
Service and distribution costs	**5,993**	5,407	3,510
Research and development expenses	**2,529**	2,407	1,790
Restructuring charges	**285**	1,695	1,151
Operating Income	**9,535**	4,799	960
Interest income	**338**	379	279
Other expense	**(508)**	(704)	(666)
Income Before Income Taxes	**9,365**	4,474	573
Income tax provision	**2,638**	1,187	189
Net Income	**$ 6,727**	$ 3,287	$ 384
Net Income Per Share:			
Basic	**$0.45**	$0.22	$0.03
Diluted	**$0.43**	$0.22	$0.03
Weighted Average Shares Outstanding:			
Denominator for Basic Net Income Per Share	**14,946**	14,703	14,719
Effect of Dilutive Securities:			
Common stock equivalents	**605**	197	63
Denominator for Diluted Net Income Per Share	**15,551**	14,900	14,782

There is no anti-dilutive effect of securities for the three years presented above.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
	DECEMBER 29, 2007	DECEMBER 30, 2006	DECEMBER 31, 2005
Net Income	**$ 6,727**	$ 3,287	$ 384
Other Comprehensive Income (Loss), Net of Tax:			
Foreign currency translation adjustments	**264**	537	(938)
Unrealized loss on interest rate swap, net of tax benefit of $5	**-**	-	(10)
Post-retirement liability adjustment, net of tax provision (benefit) of $411, $424 and ($1,029) (restated Note P)	**766**	918	(1,816)
Comprehensive Income (Loss)	**$ 7,757**	$ 4,742	$ (2,380)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)	COMMON STOCK SHARES & DOLLAR AMOUNT AT $1 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	UNEARNED STOCK-BASED COMPENSATION	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK		TOTAL SHAREHOLDERS' EQUITY
	CLASS A	CLASS B					SHARES	AMOUNT	
Balances at January 1, 2005	$16,347	$1,805	$17,142	$ (792)	$62,692	$(2,039)	3,173	$(25,153)	$70,002
Purchase of treasury stock							187	(995)	(995)
Grant of restricted stock for future services	50		211	(261)					-
Stock option activity	40		136						176
Stock purchase plan	4		15						19
Non-cash stock-based directors' fees	14		57						71
Amortization of unearned stock-based compensation				284					284
Foreign currency translation adjustments						(938)			(938)
Unrealized loss on interest rate swap						(10)			(10)
Minimum pension liability adjustment						(1,816)			(1,816)
Net income					384				384
Balances at December 31, 2005	$16,455	$1,805	$17,561	$ (769)	$63,076	$(4,803)	3,360	$(26,148)	$67,177
Reclassification of unearned stock-based compensation			(769)	769					-
Cancellation of restricted stock			166				40	(166)	-
Grant of restricted stock for future services	290		(290)						-
Stock option activity	37		174						211
Tax benefit of stock options exercised			29						29
Stock purchase plan	4		15						19
Non-cash stock-based directors' fees	13		57						70
Amortization of stock-based compensation			347						347
Stock option expense			55						55
Foreign currency translation adjustments						537			537
Minimum pension liability adjustment						918			918
SFAS No. 158 transition adjustment						313			313
Net income					3,287				3,287
Balances at December 30, 2006	$16,799	$1,805	$17,345	$ -	$66,363	$(3,035)	3,400	$(26,314)	$72,963
FIN 48 transition adjustment					(698)				(698)
Grant of restricted stock for future services	25		(25)						-
Stock option activity	302		1,824						2,126
Tax benefit of stock options exercised			400						400
Stock purchase plan	2		16						18
Non-cash stock-based directors' fees	7		63						70
Amortization of stock-based compensation			539						539
Stock option expense			40						40
Foreign currency translation adjustments						264			264
Post-retirement liability adjustment						766			766
Net income					6,727				6,727
Balances at December 29, 2007	$17,135	$1,805	$20,202	$ -	$72,392	$(2,005)	3,400	$(26,314)	$83,215

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
CASH PROVIDED BY (USED IN)	**DECEMBER 29, 2007**	DECEMBER 30, 2006	DECEMBER 31, 2005
Operating Activities:			
Net income from operations	**$ 6,727**	$ 3,287	$ 384
Adjustments to reconcile net income from operations to net cash (used in) provided by operating activities:			
Depreciation and amortization	**4,954**	6,304	6,977
Restructuring charges	**285**	1,695	1,151
Restructuring charges paid	**(921)**	(1,332)	(1,163)
Amortization of deferred gain	**(435)**	-	-
Provision for bad debts	**282**	164	264
Deferred income taxes	**(2,287)**	(406)	(230)
Provision for accrued warranty costs	**528**	490	240
Warranty costs paid	**(534)**	(673)	(459)
Stock-based directors' fees	**70**	70	71
Amortization of stock-based compensation	**539**	347	284
Excess tax benefit from stock-based awards	**(400)**	-	-
Unrealized gains on trading securities	**-**	-	(28)
Reversal of payroll and non-income based tax reserves	**(5)**	(550)	(832)
Unrealized foreign currency transaction (gain) loss	**(328)**	(193)	220
Changes in operating assets and liabilities:			
Accounts receivable	**655**	2,163	(3,143)
Inventories	**(6,481)**	(9,003)	138
Receivable from Chinese contract manufacturer	**-**	4,637	(3,370)
Other assets, net	**(3,158)**	(272)	(255)
Accounts payable	**(1,157)**	3,010	403
Other liabilities, net	**(685)**	(322)	(219)
Net Cash (Used in) Provided by Operating Activities	**(2,351)**	9,416	433
Investing Activities:			
Net proceeds from sale of real estate	**15,329**	-	-
Additions to property, plant and equipment	**(9,103)**	(6,259)	(4,288)
Additions to patents and trademarks	**(285)**	(415)	-
Sales or maturities of short-term investments	**-**	-	5,096
Net Cash Provided by (Used in) Investing Activities	**5,941**	(6,674)	808
Financing Activities:			
Excess tax benefit from stock-based awards	**400**	-	-
Repayment of long-term debt	**(12,075)**	(6,856)	(6,862)
Borrowing on long-term debt agreement	**7,900**	3,500	10,456
Line of credit proceeds and repayments, net	**-**	-	(3,000)
Proceeds from sale of Class A common stock	**2,144**	230	195
Purchase of treasury stock	**-**	-	(995)
Net Cash Used in Financing Activities	**(1,631)**	(3,126)	(206)
Effect of exchange rate changes on cash and cash equivalents	**306**	617	(395)
Increase in Cash and Cash Equivalents	**2,265**	233	640
Cash and cash equivalents at beginning of year	**11,307**	11,074	10,434
Cash and Cash Equivalents at End of Year	**$13,572**	$11,307	$11,074
SUPPLEMENTAL INFORMATION:			
Income taxes paid	**$ 7,263**	$ 461	$ 719
Interest paid	**444**	480	586

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.T. CROSS COMPANY & SUBSIDIARIES
DECEMBER 29, 2007

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Operations: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, all material intercompany accounts and transactions are eliminated.

The Company has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG").

The Company's CAD segment designs, manufactures and markets writing instruments, business accessories and watches throughout the world and is an OEM of writing instruments. Writing instrument products are sold under the Cross brand as well as the Penatia and Omni by Cross brands and under the licensed name Bill Blass. They include ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and writing instrument accessories such as refills and desk sets. In addition to writing instrument accessories, the Company offers personal accessory products including watches, precision reading glasses and leather goods.

The Company's COG segment designs, manufactures and markets sunglasses throughout the United States under the Costa Del Mar brand.

The Company operates on a 52/53 week fiscal year, ending on the last Saturday closest to December 31, and consists of 13 week fiscal quarters.

The following prior year amounts have been reclassified in order to conform to the current year presentation. In fiscal 2006 and 2005, $1.3 million and $0.5 million, respectively, were reclassified from selling, general and administrative expenses to service and distribution costs. These expenses were determined to be related to the distribution of product. Interest income in 2006 and 2005 of $0.4 million and $0.3 million, respectively, has been shown gross to conform to the current year presentation.

The accounting policies of the Company's segments are described in this summary of significant accounting policies. The Company evaluates segment performance based upon the profit or loss before income taxes. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies. The Company has historically recorded its highest sales in the fourth quarter.

Accounting for Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. The significant estimates in the Company's consolidated financial statements include sales returns and allowances, allowance for doubtful accounts receivable, realizable value of inventory, impairment of long-lived assets and goodwill, warranty, retirement obligations and income taxes.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 29, 2007 and December 30, 2006, approximately 35% and 55%, respectively, of the Company's cash and cash equivalents were on deposit with one financial institution.

Allowance for Doubtful Accounts: The following is a summary of the allowance for doubtful accounts for the three years ended December 29, 2007:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**DECEMBER 29, 2007**	DECEMBER 30, 2006	DECEMBER 31, 2005
Allowance for Doubtful Accounts - Beginning of Year	**$ 797**	$1,007	$1,179
Charged to costs and expenses	**282**	164	264
Deductions	**(200)**	(374)	(436)
Allowance for Doubtful Accounts - End of Year	**$ 879**	$ 797	$1,007

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which are as follows:

Buildings and Building Additions	39 Years
Building & Land Improvements, and Furniture & Fixtures	5 to 10 Years

Machinery & Equipment	5 to 10 Years
Leasehold Improvements	3 to 20 Years
Vehicles, Tooling and Desktop PCs	3 to 10 Years

The components of Property, Plant and Equipment are as follows:

(THOUSANDS OF DOLLARS)	**DECEMBER 29, 2007**	DECEMBER 30, 2006
Land and land improvements	**$ -**	$ 1,202
Buildings and leasehold improvements	**2,020**	17,929
Machinery and equipment	**105,496**	106,711
	107,516	125,842
Less accumulated depreciation	**90,268**	103,306
Net Property, Plant and Equipment	**$ 17,248**	$ 22,536

Depreciation expense was $4.4 million, $5.6 million and $6.2 million in fiscal 2007, 2006 and 2005, respectively.

Long-Lived Assets: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is accounted for using an impairment-only approach. Goodwill is tested for impairment annually or when an event occurs or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying amount. The Costa Del Mar trade name is also tested for impairment annually. The Company has identified two reporting units, the fair value of which were determined using present value cash flow models. Patents and trademarks are amortized on a straight-line basis over five years and are evaluated for impairment using the methodology described in SFAS No. 142. The required annual impairment tests for all segments were performed on November 26, 2007 and November 27, 2006. The Company concluded for all periods that goodwill and the Costa Del Mar trade name were not impaired. The Company also reviewed its indefinite lived intangible assets and concluded that under SFAS No. 142, they were unimpaired.

Warranty Costs: CAD's Cross branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure, accessories are sold with a one-year warranty against mechanical failure and defects in workmanship and timepieces are warranted to the original owner to be free from defects in material and workmanship for a period of ten years. Costa Del Mar sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

Estimated warranty costs are accrued at the time of sale. The most significant factors in the estimation of warranty cost liabilities include the operating efficiency and related cost of the service department, unit sales and the number of units that are eventually returned for warranty repair. The current portions of accrued warranty costs were $0.4 million at December 29, 2007 and December 30, 2006, respectively, and were recorded in accrued expenses and other liabilities. The following chart reflects the activity in aggregate accrued warranty costs:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**DECEMBER 29, 2007**	DECEMBER 30, 2006	DECEMBER 31, 2005
Accrued Warranty Costs - Beginning of Year	**$1,736**	$1,919	$2,138
Warranty costs paid	**(534)**	(673)	(459)
Warranty costs accrued	**413**	406	454
Impact of changes in estimates and assumptions	**115**	84	(214)
Accrued Warranty Costs - End of Year	**$1,730**	$1,736	$1,919

Revenue Recognition: Revenue from sales is recognized when the following criteria are met: persuasive evidence of an arrangement exists, title to the goods has passed to the customer, the sales price is fixed or determinable, and collection of the sales price is reasonably assured. Provisions are made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Marketing Support Costs: The costs of marketing support, including advertising, are charged to expense as incurred and amounted to approximately $12.0, $11.2 million and $11.1 million for fiscal 2007, 2006 and 2005, respectively. Accrued marketing support expenses were approximately $2.2 million at December 29, 2007 and December 30, 2006 and are included in accrued expenses and other liabilities.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts are generally less than three months. Gains and losses on other contracts that do not qualify for hedge accounting are included in SG&A expenses. The Company does not enter into foreign currency exchange transactions for speculative purposes.

The Company also uses an interest rate swap to manage its exposure to changing interest rates that result from variable rate debt. This swap fixes the interest rate on a portion of the Company's line of credit at 4.15%.

Realized and unrealized gains and losses on contracts intended to hedge specific forecasted transactions or commitments, if any, that are designated and qualify for hedge accounting are deferred and recorded as a component of accumulated other comprehensive income (loss) and accounted for as part of the transaction. Contracts are recorded at fair value on the balance sheet as a component of other current assets or accrued expenses and other liabilities.

Stock-Based Compensation: On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment" and its related implementation guidance, to account for all share-based payment transactions in which the Company acquires goods or services by issuing shares, options or other equity instruments, or incurs a liability for which the amount, at least in part, is determined based on the value of or is settled in the Company's shares or other equity instruments. Accordingly, the Company recognizes stock-based employment compensation arrangements based on the estimated fair value of stock-based awards exchanged for employee services received and recognizes compensation cost based on the fair value of the award on the date of grant, recognized ratably over the requisite service period. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. The Company adopted SFAS No. 123(R) using the modified prospective transition approach and, consequently, the Company's consolidated financial statements for prior periods have not been restated. Under this transition method, the Company's reported stock compensation expense in 2007 and 2006 included: a) expense related to the remaining unvested portion of awards granted prior to January 1, 2006, which is based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and b) expense related to stock compensation awards granted or modified subsequent to January 1, 2006, which is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

As a result of the adoption of SFAS No. 123(R), the Company's results for the years ended December 29, 2007 and December 30, 2006 include incremental share-based compensation expense of $40,000 and $55,000, respectively, which has been included in the Consolidated Statement of Operations within selling, general and administrative expenses.

Prior to January 1, 2006, the Company applied the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock-based compensation and provides pro forma disclosures of the compensation expense determined under the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123." Under the intrinsic method, the difference between the market price on the date of grant and the exercise price is charged to the results of operations over the vesting period. Accordingly, no employee stock-based compensation cost was reflected in net income related to options granted under those plans for which the exercise or purchase price was equal to the market value of the underlying common stock on the date of grant. Deferred compensation was recorded on the date of grant if the exercise or purchase price of the stock award was less than the market value of the underlying common stock on the date of grant. Deferred compensation was expensed on a straight-line basis over the vesting period of the stock award, generally three years. The following table reflects pro forma net income and net income per share had the Company elected to record expense for employee stock options under SFAS No. 123 for the year ended December 31, 2005:

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2005
Net income, as reported	$ 384
Less stock-based compensation expense recognized, net of tax	187
Stock-based compensation expense determined under SFAS No. 123, net of tax	(326)
Pro Forma Net Income	$ 245
Net Income Per Share:	
Basic and diluted - as reported	$0.03
Basic and diluted - pro forma	$0.02

Income Taxes: Provisions for Federal, state and non-U.S. income taxes are calculated on reported Income Before Income Taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

Through December 30, 2006, the Company accounted for all uncertain tax based liabilities in accordance with SFAS 5, which requires recognition of a contingent liability when such liability is both probable and estimable. Beginning on December 31, 2006, the first day of the Company's 2007 fiscal year, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109" ("FIN 48") to account for uncertain income tax positions. Under FIN 48, the Company records a liability associated with an uncertain income tax benefit, for a position taken or intended to be taken, if we determine that such benefit is not more likely than not of being sustained upon review of the taxing authority. The Company also records a tax position as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company believes that all estimates for income based contingent tax liabilities are in accordance with the principles contained in FIN 48 and all estimates are reasonable.

Basic and Diluted Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of total shares of Class A and Class B common stock outstanding during the year. Diluted net income per share is computed by dividing net income by diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent that their effect is dilutive, potential common shares include common stock options and restricted stock based on the treasury stock method.

New Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157") which clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements. SFAS 157 applies under other accounting pronouncements that currently require or permit fair value measurements. SFAS 157 is effective for the Company beginning December 30, 2007, and the Company applied the provisions of SFAS 157 prospectively as of that date. The Company does not believe that the adoption of SFAS 157 will have a material impact on its consolidated financial statements, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of SFAS 115," ("SFAS 159") which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of SFAS No. 159 will have a material impact on its consolidated financial statements, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). This Statement replaces FASB Statement No. 141 "Business Combinations" and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R is designed to improve, simplify and converge internationally the accounting for business combinations. The effect of SFAS 141R on the Company's consolidated financial statements, results of operations or cash flows, if any, is not determinable at this time.

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $3.7 million and $3.8 million at December 29, 2007 and December 30, 2006, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $6.3 million and $7.2 million higher than reported at December 29, 2007 and December 30, 2006, respectively. During fiscal 2007, domestic writing instrument inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation was to increase net income by approximately $0.6 million, or $0.04 per share, basic and diluted. The components of inventory are as follows:

(THOUSANDS OF DOLLARS)	**DECEMBER 29, 2007**	DECEMBER 30, 2006
Finished goods	**$17,875**	$13,807
Work in process	**4,707**	4,008
Raw materials	**9,222**	7,107
	$31,804	$24,922

NOTE C - RESTRUCTURING CHARGES

In 2003, the Company announced a corporate restructuring program of its writing instrument and accessory segment designed to increase its competitiveness in the global marketplace by reducing operating costs and freeing additional capital for product development and diversification as well as marketing and brand development. As part of this program, a number of writing instrument manufacturing departments have been and continue to be moved offshore. As of December 29, 2007, approximately 181 manufacturing positions in Lincoln, Rhode Island had been eliminated as a result of this program. In addition, approximately 80 global non-manufacturing positions were eliminated through 2004 as part of the program to consolidate and reduce administrative expenses. This restructuring program was complete as of December 29, 2007. The Company incurred $7.9 million in restructuring charges over the life of this program. Of this, approximately $5.2 million was for severance and related expenses and $2.7 million was for professional fees and other.

The following is a tabular presentation of the restructuring liabilities related to this plan:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	TOTAL
Balances at January 1, 2005	$ 267	$ 22	$ 289
Restructuring charges incurred	415	736	1,151
Cash payments	(429)	(734)	(1,163)
Foreign exchange effects	(4)	-	(4)
Balances at December 31, 2005	$ 249	$ 24	$ 273
Restructuring charges incurred	1,152	543	1,695
Cash payments	(765)	(567)	(1,332)
Balances at December 30, 2006	$ 636	$ 0	$ 636
Restructuring charges incurred	(10)	295	285
Cash payments	(626)	(295)	(921)
Balances at December 29, 2007	**$ 0**	**$ 0**	**$ 0**

NOTE D - GOODWILL AND OTHER INTANGIBLE ASSETS

At December 29, 2007 and December 30, 2006, the carrying value of goodwill was approximately $7.3 million. Other intangibles consisted of the following:

(THOUSANDS OF DOLLARS)	**DECEMBER 29, 2007**			DECEMBER 30, 2006		
	GROSS CARRYING AMOUNT	**ACCUMULATED AMORTIZATION**	**OTHER INTANGIBLES NET**	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	OTHER INTANGIBLES NET
Amortized:						
Trademarks	**$ 8,629**	**$ 8,019**	**$ 610**	$ 8,378	$ 7,667	$ 711
Patents	**3,018**	**2,771**	**247**	2,985	2,595	390
	$11,647	**$10,790**	**857**	$11,363	$10,262	1,101
Not Amortized:						
Trade name			**3,400**			3,400
Total Other Intangibles, Net			**$4,257**			$4,501

The Company amortizes patents and trademarks over an average five-year life. Amortization expense was approximately $528,000, $723,000 and $733,000 for fiscal years 2007, 2006 and 2005, respectively. The estimated future amortization expense for other intangibles remaining as of December 29, 2007 is as follows:

(THOUSANDS OF DOLLARS)	2008	2009	2010	2011
	$ 390	$ 263	$ 141	$ 63

NOTE E - LINE OF CREDIT

The Company has a secured revolving line of credit with Bank of America, N.A. Under this line of credit agreement, the bank agreed to make loans to the Company in an aggregate amount not to exceed $20 million, including up to $5 million equivalent in Eurocurrency loans denominated in pounds sterling or Euro ("Eurocurrency Loans") and up to $15 million of other committed loans to the Company ("Committed Loans") at any time. As part of the aggregate availability, the bank may also issue up to $3 million in letters of credit. Subject to the limits on availability and the other terms and conditions of this credit agreement, amounts may be borrowed, repaid without penalty and reborrowed by the Company. This credit facility matures and amounts outstanding must be paid on December 31, 2008.

The interest rate for the Committed Loans will be, at the Company's option, either (i) LIBOR plus an applicable margin or (ii) the higher of the federal funds rate plus 50 basis points or the bank's prime rate. The interest rate for any Eurocurrency Loans will be an interest settlement rate for deposits in pounds sterling or Euro plus an applicable margin. The applicable margin for LIBOR and Eurocurrency loans will be an amount between 1.50% and 2.25%, which amount will vary from time to time based upon the Company's consolidated leverage ratio.

Under the line of credit agreement, the Company has agreed to comply with certain affirmative and negative covenants. The most restrictive covenant restricts the Company from declaring cash dividends on its common stock. The agreement requires the Company to maintain a minimum consolidated tangible net worth, a minimum ratio of adjusted EBITDA to required debt service payments, and a maximum ratio of debt to consolidated EBITDA over any four-quarter period, each of which is calculated in accordance with the agreement. Amounts due under the credit agreement are guaranteed by certain of the domestic and foreign subsidiaries of the Company. Amounts due are also secured by a pledge of the assets of the Company and certain of its domestic subsidiaries. The Company is in compliance with or has received a waiver for all loan covenants.

At December 29, 2007, the outstanding balance of the Company's line of credit was $2.9 million, bearing an interest rate of 7.25%, and the unused and available portion, according to the terms of the amended agreement, was $17.1 million. At December 30, 2006, the outstanding balance of the Company's line of credit was $7.1 million, bearing an interest rate of approximately 8.25%, and the unused and available portion, according to the terms of the amended agreement, was $12.9 million.

NOTE F - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) ITEMS

(THOUSANDS OF DOLLARS)	CUMULATIVE TRANSLATION ADJUSTMENTS	POSTRETIREMENT LIABILITY ADJUSTMENT	ACCUMULATED OTHER COMPREHENSIVE LOSS
Balances at December 30, 2006	$(347)	$(2,688)	$(3,035)
Current period change	264	766	1,030
Balances at December 29, 2007	**$ (83)**	**$(1,922)**	**$(2,005)**

NOTE G - FINANCIAL INSTRUMENTS

The following table details the United States dollar equivalent of foreign exchange contracts outstanding at December 29, 2007 and December 30, 2006, along with maturity dates and any unrealized gain. The net unrealized gain is recorded in SG&A in the consolidated statements of income, since the Company did not apply hedge accounting to these contracts.

(THOUSANDS OF DOLLARS)	CONTRACT AMOUNT U.S. $ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
December 29, 2007			
Euro	**$ 7,767**	**2008**	**$ 1**
Sterling	**4,988**	**2008**	**(9)**
Japanese Yen	**3,559**	**2008**	**8**
Hong Kong Dollar	**2,951**	**2008**	**4**
Taiwan Dollar	**2,691**	**2008**	**6**
Total	**$21,956**		**$10**

(THOUSANDS OF DOLLARS)		CONTRACT AMOUNT U.S. $ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
December 30, 2006				
Euro		$ 7,504	2007	$ (4)
Sterling		2,178	2007	(12)
Japanese Yen		3,583	2007	12
Hong Kong Dollar		3,864	2007	7
Taiwan Dollar		1,379	2007	(2)
	Total	$18,508		$ 1

Foreign currency exchange gains (losses) that are included in SG&A expenses approximated $0.1 million, $0.2 million and $(0.4) million in fiscal 2007, 2006 and 2005, respectively.

In 2003, the Company entered into an interest rate swap agreement with an initial notional amount of $9 million and a term of five years. This swap fixes the interest rate on a portion of the Company's line of credit at 4.15%. Amounts paid or received under this swap agreement are recorded as adjustments to interest expense. The net unrealized gain (loss) is recorded in interest and other income (expense) in the consolidated statements of income. At December 29, 2007, the notional value of the interest rate swap was $2.9 million.

The fair value of forward foreign exchange contracts, based on quoted spot exchange rates, are reported in other current assets or accrued expenses and other liabilities. The fair value of cash and cash equivalents approximates the recorded amounts, due to the short period of time to maturity. The carrying amount of long-term debt approximates fair value as a result of the variable interest rate. The fair value of the swap agreement, based upon quoted market prices, was $11,000 and $78,000 at December 29, 2007 and December 30, 2006, respectively, and was reported in other current assets.

NOTE H - EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan and a defined contribution retirement plan (consisting of a savings plan and a non-contributory profit sharing plan), which cover substantially all domestic employees.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's non-contributory defined benefit pension plan effective May 20, 2006. The Board also approved enhancements to the Company's existing defined contribution retirement plan retroactive to January 1, 2006. Additionally, the Company is providing enhanced transitional benefits for a period of three years to employees close to normal retirement age.

The Company's matching contributions to the savings plan are made all in cash. In fiscal 2007, 2006 and 2005 expenses related to this plan were approximately $937,000, $1,254,000 and $541,000, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains a deferred compensation plan that is offered to certain key executives and non-employee directors. Employees of foreign subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

The Company's measurement date for these benefits is the Company's fiscal year end.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. While there is no requirement under any of these plans to invest in the Company's stock, the defined contribution retirement plan offers the Company's stock as an investment option. The Company's funding policy is consistent with applicable local laws and regulations.

The following chart sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:

(THOUSANDS OF DOLLARS)	**2007**	2006
Change in Projected Benefit Obligation		
Benefit obligation at end of prior year	**$ 48,104**	$ 55,526
Service cost	**81**	497
Interest cost	**2,812**	2,791
Plan changes	**-**	137
Curtailment gain	**-**	(6,412)
Actuarial (gain) loss	**(3,699)**	(2,189)
Benefits paid	**(1,955)**	(2,092)
Other	**(93)**	(154)
Benefit Obligation at End of Year	**$ 45,250**	$ 48,104

(THOUSANDS OF DOLLARS)	**2007**	2006	2005
Change in Plan Assets			
Fair value of plan assets at end of prior year	**$ 38,493**	$ 36,595	
Actual return on plan assets	**574**	3,101	
Employer contributions	**1,535**	1,043	
Benefits paid	**(1,955)**	(2,092)	
Administrative expenses paid	**(93)**	(154)	
Fair Value of Plan Assets at End of Year	**$ 38,554**	$ 38,493	
Funded Status			
Deficiency of plan assets over projected benefit obligation	**$ (6,696)**	$ (9,611)	
Unrecognized net transition obligation	**54**	55	
Unrecognized prior service cost	**21**	91	
Unrecognized net actuarial loss	**2,787**	3,931	
Accrued Pension Cost (Included in Retirement Plan Obligations)	**$ (3,834)**	$ (5,534)	
Amounts Recognized in the Statement of Position Consist of			
Prepaid benefit cost	**$ -**	$ -	
Accrued benefit cost - current	**(1,629)**	(1,832)	
Accrued benefit cost - long-term	**(5,067)**	(7,779)	
Accumulated other comprehensive loss	**2,862**	4,077	
Net Recognized Amount	**$ (3,834)**	$ (5,534)	
Accumulated Benefit Obligation	**$ 45,250**	$ 48,020	

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

	2007	2006	2005
Projected Benefit Obligation	**$ 45,250**	$ 48,104	
Accumulated Benefit Obligation	**$ 45,250**	$ 48,020	
Fair Value of Plan Assets	**$ 38,554**	$ 38,493	
Components of Net Periodic Benefit Cost			
Service cost	**$ 81**	$ 497	$ 1,515
Interest cost	**2,812**	2,791	2,815
Expected return on plan assets	**(2,874)**	(2,792)	(2,793)
Amortization of transition asset	**7**	7	6
Amortization of prior service cost	**110**	75	63
Recognized net actuarial gain	**-**	108	77
Net Periodic Benefit Cost	**$ 136**	$ 686	$ 1,683
Assumptions:			
Weighted Average Assumptions Used to Determine Benefit Obligation			
Discount rate	**6.40%**	5.90%	5.60%
Rate of compensation increase	**N/A**	N/A	3.50%
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost			
Discount rate	**5.90%**	5.60%	5.85%
Expected return on plan assets	**8.125%**	8.25%	8.25%
Rate of compensation increase	**N/A**	3.50%	3.50%

In establishing the long-term rate of return on assets assumption of 8.125%, the Company indexed its targeted allocation percentage by asset category against the long-term expected returns for those asset categories. That weighted-average return approximates 8.125%. The Company monitors investment results of its pension plan managers against benchmarks such as the Standard & Poor's 500 Index and the Russell 2000 Growth Index for the equity portion of the portfolio and the Lehman Brothers Aggregate Bond Index for fixed income investments. Meeting or exceeding those benchmarks over time would provide a reasonable expectation of achieving the 8.125% assumption.

Plan Asset Information: Asset Category	TARGET ALLOCATION FYE 2008	ALLOCATION PERCENTAGE FYE 2007	ALLOCATION PERCENTAGE FYE 2006
Equity securities	60%-70%	63.59%	67.42%
Debt securities	30%-40%	35.90%	32.32%
Real estate	0%	0%	0.00%
Other	0%	0.51%	0.26%
	100%	100%	100%

The investment objective of the Plan is to exceed the actuarial long-term rate of return on assets assumption of 8.125%. To that end, it is the Plan's practice to invest the assets in accordance with the minimum and maximum ranges established for each asset category. These targeted asset allocation ranges have been established in accordance with the overall risk and return objectives of the portfolio. The Plan employs other risk management practices that stress diversification and liquidity. For equity investments, no more than 10% of the equity portfolio can be invested in one issuer and typically no more than 20% of equity assets can be invested in one industry. Shares must be listed on major stock exchanges to assure liquidity. Debt securities are similarly governed by risk management rules. No more than 5% of the total portfolio may be invested in one issuer (except the United States government), and no one issuer can exceed 5% of the outstanding shares of that issuer. There are also quality ratings associated with debt securities that the Plan managers must adhere to. Certain assets or transactions are prohibited in the management of Plan assets, such as commodities, real estate (except mutual funds or REITS), venture capital, private placements, purchasing securities on margin and short selling.

The Company expects to contribute $1.2 million to its defined benefit pension plan, $0.9 million to its defined contribution retirement plan and $0.1 million to its excess benefit plan in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(THOUSANDS OF DOLLARS)	2008	2009	2010	2011	2012	2013 - 2017
	$1,765	$1,887	$2,014	$2,152	$2,302	$13,825

NOTE I - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee of the Board of Directors of the Company to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The Company obtains shares on the open market to satisfy grants under this plan. The OI Plan provides for grants of awards, including but not limited to, Incentive Stock Options, at not less than the full market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock, in which case the exercise price shall not be less than 110% of the fair market value on the date of grant) and Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; shares of Restricted Stock, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to the Restricted Stock; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time. Incentive Stock Options may not be granted for a term longer than ten years from the date of grant (five years in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Company stock).

The fair value of each stock option granted under the Company's OI Plan was estimated on the date of grant using the Black-Scholes option-pricing model. No stock options were granted in fiscal years 2007 and 2006. The weighted average fair value per share of stock options granted during fiscal 2005 was $1.74. The key assumptions used to value the options granted in 2005 were a 4.34% weighted-average risk-free rate, an average expected life of 5 years, 29.44% volatility and a 0% dividend yield. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. At December 29, 2007 the intrinsic value of the Stock Options outstanding and exercisable was approximately $3.7 million and $3.6 million, respectively, based upon a stock price of $8.60. The total intrinsic value of options exercised in 2007, 2006 and 2005 was $0.8 million, $0.1 million and $14,000, respectively. In 2007, largely due to the exercise of stock options, the Company generated $2.1 million from the sale of Class A common stock. The options granted to employees are not tradable and have contractual lives of up to ten years unless employment is terminated. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances.

Stock option activity during the three years ended December 29, 2007 was as follows:

Stock Option Plan:	OPTIONS	WEIGHTED AVERAGE PRICE OR FAIR VALUE PER SHARE	SHARES RESERVED
Outstanding at January 1, 2005	1,933,146	$ 6.43	2,500,784
Restricted Stock Grants	-	$ 5.23	(50,000)
Director Retainers	-	$ 4.94	(14,354)
Exercised	(40,000)	$ 5.09	(40,000)
Granted	70,000	$ 5.12	-
Canceled	(144,803)	$ 8.20	-
Outstanding at December 31, 2005	1,818,343	$ 6.27	2,396,430
Restricted Stock Grants	-	$ 4.37	(290,000)
Director Retainers	-	$ 5.47	(12,783)
Exercised	(37,300)	$ 5.64	(37,300)
Canceled	(121,319)	$ 7.81	(1,000)
Outstanding at December 30, 2006	1,659,724	$ 6.17	2,055,347
Restricted Stock Grants	-	$ 8.98	(25,000)
Restricted Stock Cancelled		$ 7.06	129,981
Director Retainers	-	$ 9.95	(7,026)
Exercised	(301,744)	$ 7.05	(301,744)
Canceled	(95,746)	$ 9.91	(9,750)
Outstanding at December 29, 2007	**1,262,234**	**$ 5.67**	**1,841,808**

The following chart contains summary information about the stock options outstanding at December 29, 2007:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING YEARS OF CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AND EXPECTED TO VEST	WEIGHTED AVERAGE EXERCISE PRICE
$ 4.34 - $ 4.50	22,087	3.56	$ 4.39	18,753	$ 4.37
$ 4.56 - $ 4.56	500,000	1.88	$ 4.56	500,000	$ 4.56
$ 4.69 - $ 5.23	170,450	4.15	$ 5.12	150,450	$ 5.10
$ 5.26 - $ 6.01	90,907	3.61	$ 5.63	90,907	$ 5.63
$ 6.06 - $ 6.06	55,250	0.95	$ 6.06	55,250	$ 6.06
$ 6.16 - $ 6.16	24,000	4.76	$ 6.16	24,000	$ 6.16
$ 6.20 - $ 6.20	12,500	5.82	$ 6.20	12,500	$ 6.20
$ 6.94 - $ 6.94	5,940	0.76	$ 6.94	5,940	$ 6.94
$ 7.11 - $ 7.11	215,200	4.57	$ 7.11	215,200	$ 7.11
$ 7.63 - $ 7.63	165,900	3.57	$ 7.63	165,900	$ 7.63
$ 4.34 - $ 7.63	**1,262,234**	**3.07**	**$ 5.67**	**1,238,900**	**$ 5.68**

At December 29, 2007, there were 464,666 shares of Restricted Stock outstanding under the OI Plan with a weighted average fair value of $4.98 per share. At January 1, 2005, there were 182,900 shares of Restricted Stock outstanding with a weighted average fair value of $5.36 per share. Compensation expense recognized for Restricted Stock under the OI Plan amounted to $0.5 million, $0.3 million and $0.3 million for fiscal 2007, 2006 and 2005, respectively. In 2007, 2006 and 2005, 20,334 shares, 10,000 shares and 10,000 shares, respectively became vested with a weighted average fair value per share of $10.06, $5.58 and $5.33, respectively. The total fair value of Restricted Stock that vested in 2007 was $0.2 million. At December 29, 2007, the total unrecognized cost for Restricted Stock under the OI Plan was approximately $0.4 million with a weighted-average life of 1.3 years. The related tax benefit on compensation expense recognized under the OI Plan was $0.4 million, $29,000 and $0 in fiscal, 2007, 2006 and 2005, respectively. At December 29, 2007, there were 1,841,808 shares reserved and 579,574 shares available to be issued under the OI Plan.

Director Retainers are shares of Company stock issued to Directors for services performed for the Company. The expense related to Director Retainer shares for 2007, 2006 and 2005 were $0.1 million each year.

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate numbers of shares reserved and available for purchase under the ESP Plan were 89,384, 91,144 and 95,045 at December 29, 2007, December 30, 2006 and December 31, 2005, respectively.

NOTE J - INCOME TAXES

The components of income before income taxes were:

(THOUSANDS OF DOLLARS)	**2007**	2006	2005
U.S.	**$ 6,315**	$ 66	$ (1,243)
Non-U.S.	**3,050**	4,408	1,816
	$ 9,365	$ 4,474	$ 573

The provision for income taxes consists of the following:

(THOUSANDS OF DOLLARS)	**2007**	2006	2005
Currently Payable (Receivable):			
Federal	**$ 3,968**	$ (103)	$ 68
State	**334**	280	141
Foreign	**559**	1,302	83
	4,861	1,479	292
Deferred:			
Federal	**(2,382)**	(408)	(160)
State	**(5)**	6	-
Foreign	**164**	110	57
	(2,223)	(292)	(103)
Total	**$ 2,638**	$ 1,187	$ 189

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision for income taxes from operations is as follows:

(THOUSANDS OF DOLLARS)	**2007**	2006	2005
Statutory Federal income tax provision	**$ 3,278**	$ 1,521	$ 195
State income tax expense, less Federal tax benefit	**243**	139	84
Foreign operations	**(345)**	(85)	(223)
Net tax on Section 965 dividend	**-**	-	861
Adjustment related to uncertain tax benefits	**(503)**	-	-
Revisions to estimates	**-**	(293)	(370)
Benefit of export sales	**-**	(76)	(229)
Miscellaneous	**(35)**	(19)	(129)
Income Tax Provision	**$ 2,638**	$ 1,187	$ 189

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2007 and December 30, 2006 are as follows:

(THOUSANDS OF DOLLARS)	**2007**	2006
Current Deferred Tax Assets and Liabilities:		
Assets:		
Additional costs inventoried for tax purposes and inventory adjustments not deductible for tax purposes	**$ 2,438**	$ 1,556
Excess benefit plan	**782**	826
Accrued pension costs	**1,271**	1,701
Other	**1,455**	1,724
	5,946	5,807
Less valuation allowance	**(625)**	(569)
Current Deferred Tax Assets	**5,321**	5,238
Liabilities:		
Current Deferred Tax Liabilities	**84**	135
Net Current Deferred Tax Asset	**$ 5,237**	$ 5,103

(THOUSANDS OF DOLLARS)	**2007**	2006
Long-Term Deferred Tax Assets:		
Intangible assets	**$ 2,335**	$ 2,172
Accrued warranty costs	**675**	677
Foreign tax credit carryforward	**805**	922
Net operating loss carryforward	**2,684**	2,355
Accrued pension costs	**1,180**	1,540
Deferred gain on sale of real estate	**1,688**	-
Property, plant and equipment, principally due to differences in depreciation	**1,140**	608
Other	**827**	241
	11,334	8,515
Less valuation allowance	**(3,117)**	(2,432)
Long-Term Deferred Tax Asset	**$ 8,217**	$ 6,083
Net Deferred Tax Asset	**$13,454**	$11,186

At December 29, 2007 and December 30, 2006, undistributed earnings of foreign subsidiaries amounted to approximately $19.4 million and $22.0 million, respectively. These earnings could become subject to additional tax if they are remitted as dividends, if foreign earnings are lent to the Company or a United States affiliate or if the Company should sell its stock in the subsidiaries. The amount of additional taxes that might be payable on the undistributed foreign earnings of $19.4 million approximates $7.2 million. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

The American Jobs Creation Act of 2004 created Internal Revenue Code Section 965(a), which permitted a temporary dividends-received deduction of 85% of the cash dividends received by a United States shareholder from controlled foreign corporations and invested in the United States. Taxpayers could elect to apply the deduction to either the last tax year that begins before October 22, 2004 or the taxpayer's first tax year that begins during the one-year period beginning on October 22, 2004. During 2005, the Company repatriated $20.7 million subject to the 85% dividends-received deduction. The tax effect of this repatriation was a charge to 2005 tax expense of approximately $0.9 million.

At December 29, 2007, the Company had state net operating loss carryforwards of approximately $22.1 million, which expire in fiscal years from 2008 to 2026. Net operating loss carryforwards for certain foreign subsidiaries were approximately $5.0 million for tax purposes. A portion of these losses will expire in fiscal years from 2008 to 2021 and a portion do not expire. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The increase of $0.7 million in the valuation allowance in fiscal 2007 primarily related to changes in the state deferred tax assets.

The Company recorded a charge to retained earnings of $0.7 million in fiscal 2007 as a result of the adoption of FIN 48. As of December 31 2006, the Company had provided a liability of $2.1 million for unrecognized tax benefits related to various Federal, state and foreign income tax matters. Of this amount, $1.3 million of the unrecognized tax benefit would have impacted the Company's tax rate, if recognized. As of December 29, 2007, the liability is $2.1 million and $0.7 million of the unrecognized tax benefit would impact the Company's effective tax rate, if recognized. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next twelve months.

The following is a tabular reconciliation of beginning and ending balances of unrecognized tax benefits.

(THOUSANDS OF DOLLARS)	
Balances at December 31, 2006	$ 2,114
Gross increases - tax positions in prior period	5
Gross decreases - tax positions in prior period	(23)
Gross increases - current period tax positions	44
Lapse of statute of limitations	(77)
Balances at December 29, 2007	**$ 2,063**

The Company is currently subject to audit by the Internal Revenue Service and some foreign jurisdictions for the calendar years ended 2004, 2005, 2006 and 2007. An IRS audit is currently underway for the 2005 tax year. In certain foreign jurisdictions, the Company is currently subject to audit for tax years prior to 2004; this varies depending on the jurisdiction. The Company and its subsidiaries' state income tax returns are subject to audit for the calendar years ended 2003, 2004, 2005, 2006 and 2007.

As of December 31, 2006, the Company had accrued $0.4 million of interest and $0.2 million of penalties related to uncertain tax positions. As of December 29, 2007, the total amount of accrued interest is $0.5 million and the total amount of accrued penalties is $0.2 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. The liabilities resulting from the adoption of FIN 48, including tax, interest and penalty, are included in other long-term liabilities on the Company's consolidated balance sheet.

We are subject to income taxes in many jurisdictions around the world. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates for uncertain tax positions are reasonable and recorded in accordance with the provisions of FIN 48, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Additional taxes assessed as a result of an audit or litigation could have a material effect on our income tax provision and net income in the period or periods in which the determination is made. Changes in estimates made in fiscal 2007 and 2006 were the result of better information, current actions by taxing authorities and the passing of statutes of limitation in certain jurisdictions.

NOTE K - SEGMENT INFORMATION

The following chart sets forth segment information for the Company for the three fiscal years ended December 29, 2007:

(THOUSANDS OF DOLLARS)	CROSS ACCESSORY DIVISION	CROSS OPTICAL GROUP	TOTAL
2007:			
Revenues from external customers	**$115,313**	**$ 36,572**	**$151,885**
Depreciation and amortization	**4,528**	**426**	**4,954**
Segment profit	**3,542**	**5,823**	**9,365**
Restructuring charges	**285**	**-**	**285**
Interest expense	**511**	**-**	**511**
Deferred tax assets	**13,018**	**436**	**13,454**
Segment assets	**107,930**	**21,107**	**129,037**
Goodwill	**3,944**	**3,344**	**7,288**
Expenditures for long-lived assets	**8,543**	**908**	**9,451**
2006:			
Revenues from external customers	$111,942	$ 27,394	$139,336
Depreciation and amortization	5,982	322	6,304
Segment profit	301	4,173	4,474
Restructuring charges	1,695	-	1,695
Interest expense	653	-	653
Deferred tax assets	10,969	217	11,186
Segment assets	99,967	19,479	119,446
Goodwill	3,944	3,344	7,288
Expenditures for long-lived assets	5,573	1,101	6,674
2005:			
Revenues from external customers	$109,554	$ 19,561	$129,115
Depreciation and amortization	6,763	214	6,977
Segment (loss) profit	(1,991)	2,564	573
Restructuring charges	1,151	-	1,151
Interest expense	586	-	586
Deferred tax assets	11,109	222	11,331
Segment assets	96,556	16,337	112,893
Goodwill	3,944	3,344	7,288
Expenditures for long-lived assets	4,492	403	4,895

Geographic Information

(THOUSANDS OF DOLLARS)	2007	2006	2005
NET SALES:			
United States	**$ 79,038**	$ 73,857	$ 67,554
Europe, Middle East and Africa	**43,534**	38,850	36,440
Asia Pacific	**19,463**	18,489	18,274
International Americas	**9,850**	8,140	6,847
Total Consolidated Net Sales	**$151,885**	$139,336	$129,115

Revenues are attributed to countries based on the location of customers.

	2007	2006	2005
LONG-LIVED ASSETS:			
United States	**$ 19,391**	$ 28,648	$ 32,854
Foreign countries	**9,402**	5,677	936
Total Consolidated Long-Lived Assets	**$ 28,793**	$ 34,325	$ 33,790

NOTE L - COMMITMENTS AND CONTINGENCIES

The Company leases administrative facilities and/or manufacturing and warehouse space for its CAD segment operations in France, the United Kingdom, Germany, Japan, Taiwan, Hong Kong, Singapore and China. The CAD segment also leases retail facilities in Massachusetts, Illinois, Nevada and the United Kingdom. The Company's COG segment leases an administrative and warehouse facility in Daytona Beach, Florida. Future minimum lease payments under all non-cancelable leases at December 29, 2007 were approximately:

(THOUSANDS OF DOLLARS)	2008	2009	2010	2011	2012	Thereafter	Total
	$ 3,281	$ 2,753	$ 2,618	$ 2,520	$ 2,553	$13,581	$27,306

The Company is named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under CERCLA for contribution for past and future site investigation costs incurred at the Site. Past and future site investigation costs (excluding the required remedy) are currently estimated at $7 million. Based upon our investigation to date, there does not appear to be evidence to support a finding that the Company arranged for the disposal of hazardous substances at this Site. No formal discovery has been taken to date. At December 29, 2007, the Company had not established a liability for any environmental remediation relating to the J.M. Mills Landfill Site, as its potential liability, if any, is currently not estimable.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE M - COMMON STOCK

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class. Holders of Class B common stock have the right to elect the remaining directors. Class A and Class B common stock vote together as a single class to reserve shares to be issued pursuant to options granted with respect to the acquisition of assets or shares of another company under certain circumstances. Except as described above or as otherwise required by law, all voting power is vested in the holders of Class B common stock.

NOTE N - SALE OF REAL ESTATE

On March 2, 2007, the Company sold its manufacturing, warehouse and office facility at One Albion Road, Lincoln, Rhode Island. In conjunction with the transaction, Cross entered into an operating lease for approximately 154,000 square feet of administrative, distribution and manufacturing space through 2017 at its current location in Lincoln, Rhode Island where it continues to house its corporate headquarters. Net proceeds related to the sale were $15.3 million. The $5.3 million gain on the sale was deferred and will be recognized over the life of the lease as a reduction of rent expense. The deferred gain on sale of real estate at December 29, 2007 was $4.8 million, $0.5 million of which was included in accrued expenses and other current liabilities.

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended December 29, 2007 and December 30, 2006:

(THOUSANDS, EXCEPT PER SHARE DATA)

2007:	MARCH 31	JUNE 30	SEPTEMBER 29	DECEMBER 29
Net sales	$32,572	$36,476	$35,114	$47,723
Gross profit	18,372	20,454	19,915	26,534
Net Income	$ 123	$ 990	$ 2,364	$ 3,250
Net Income Per Share:				
Basic	$0.01	$0.07	$0.16	$0.22
Diluted	$0.01	$0.06	$0.15	$0.21
Weighted Average Shares Outstanding:				
Denominator for Basic Net Income Per Share	14,778	14,940	15,044	15,090
Effect of Dilutive Securities:				
Common stock equivalents	525	592	655	586
Denominator for Diluted Net Income Per Share	15,303	15,532	15,699	15,676

2006:	APRIL 1	JULY 1	SEPTEMBER 30	DECEMBER 30
Net sales	$29,562	$32,509	$31,919	$45,346
Gross profit	15,681	17,732	17,053	22,997
Net (Loss) Income	$ (129)	$ 409	$ 320	$ 2,687
Basic and Diluted Net (Loss) Income Per Share	$(0.01)	$0.03	$0.02	$0.18
Weighted Average Shares Outstanding:				
Denominator for Basic Net (Loss) Income Per Share	14,684	14,699	14,707	14,712
Effect of Dilutive Securities:				
Common stock equivalents	-(A)	84	164	357
Denominator for Diluted Net (Loss) Income Per Share	14,684	14,783	14,871	15,069

(A) 67 incremental shares related to options or restricted stocks granted were not included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

NOTE P - CORRECTION OF REPORTED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 30, 2006 AND CORRECTION OF REPORTED BORROWINGS AND REPAYMENTS OF DEBT IN 2006 AND 2005

The Company incorrectly included a transition adjustment of $0.3 million related to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" in Comprehensive Income within our Consolidated Statements of Comprehensive Income (Loss) for the year ended December 30, 2006 as reported in the Company's annual report on Form 10-K for the year then ended. This has been corrected in this 2007 annual report on Form 10-K, decreasing the previously reported comprehensive income within our Consolidated Statements of Comprehensive Income (Loss) for the year ended December 30, 2006 from the previously reported $5.0 million to $4.7 million, as restated.

The Company incorrectly presented financing cash flows related to borrowings and repayments of long-term debt net in our 2006 and 2005 Consolidated Statement of Cash Flows; these amounts should have been recorded gross in accordance with the provisions of SFAS No. 95, "Statement of Cash Flows." This has been corrected in this 2007 annual report on Form 10-K: increasing the previously reported repayment of long-term debt to $6.9 million in 2006 and 2005; increasing the previously reported borrowing on long-term debt to $3.5 million and $10.5 million in 2006 and 2005 respectively; and separately displaying the line of credit proceeds and repayments, net of $3 million.

Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A CONTROLS AND PROCEDURES

A Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 29, 2007 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway commission. Based on this evaluation under the framework in Internal control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 29, 2007.

Our internal control over financial reporting as of December 29, 2007, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

C Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2007 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B OTHER INFORMATION

None

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the internal control over financial reporting of A.T. Cross Company and subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of the Company as of and for the year ended December 29, 2007 and our report dated March 13, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109."



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 13, 2008

PART III

Item 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Election of Directors," "Corporate Governance," "Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive proxy statement for the 2008 annual meeting of shareholders, which sections are incorporated by reference herein. See also the "Executive Officers of the Company" section of "Business" in Item 1 of this Annual Report on Form 10-K.

We have a Code of Ethics and Business Conduct that applies to all of our employees, including our chief executive officer and senior financial and accounting officers. The text of our Code of Ethics and Business Conduct is posted in the Investor Relations section of our website, www.cross.com. Disclosure regarding any amendments to, or waivers from, provisions of our code of ethics and business conduct that apply to our chief executive officer and senior financial and accounting officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is permitted by the rules of the American Stock Exchange, Inc.

Item 11 EXECUTIVE COMPENSATION

See "Executive Compensation" in the registrant's definitive proxy statement for the 2008 annual meeting of shareholders, which section is incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

Item 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Security Ownership of Certain Beneficial Owners and Management" in the registrant's definitive proxy statement for the 2008 annual meeting of shareholders, which section is incorporated by reference herein.

Equity Compensation Plan Information

The following table details the Company's equity compensation plans as of December 29, 2007:

	(A)	(B)	(C)
PLAN CATEGORY:	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	1,262,234	$5.67	579,574
Equity compensation plans not approved by security holders	-	-	-
Total	**1,262,234**	**$5.67**	**579,574**

Item 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See "Election of Directors" in the registrant's definitive proxy statement for the 2008 annual meeting of shareholders, which sections are incorporated by reference herein.

Item 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

See "Appointment of Independent Public Accountants" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the 2008 annual meeting of shareholders, which sections are incorporated by reference herein.

PART IV

Item 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A (1) and (2) The following consolidated financial statements of A.T. Cross Company and subsidiaries are incorporated by reference to Item 8 of this Annual Report on Form 10-K:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 29, 2007 and December 30, 2006

Consolidated Statements of Income for the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Consolidated Statements of Cash Flows for the Years Ended December 29, 2007, December 30, 2006 and December 31, 2005

Notes to Consolidated Financial Statements

(3) Listing of Exhibits

EXHIBIT NUMBER	DESCRIPTION
(3.1)	Restated Articles of Incorporation and By-laws (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1980)
(3.2)	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1994)
(3.3)	Amendment to By-laws adopted December 2, 1988 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1989)
(3.4)	Amendment to By-laws adopted February 6, 1992 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1991)
(10.1)	A.T. Cross Company Unfunded Excess Benefit Plan (as amended) (incorporated by reference to Exhibit (10.6) to the registrant's report on Form 10-K for the year ended December 31, 1994) *
(10.2)	A.T. Cross Company Executive Life Insurance Program (incorporated by reference to Exhibit (10.8) to the Registrant's report on Form 10-K for the year ended December 31, 1997) *
(10.3)	A.T. Cross Company Deferred Compensation Plan for Employee Officers and Directors (incorporated by Reference to Exhibit (10.4) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.4)	A.T. Cross Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit (10.5) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.5)	A.T. Cross Company Omnibus Incentive Plan (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2004) *

(10.7) Executive Employment Contract - Charles S. Mellen dated November 21, 2004 (incorporated by reference to Exhibit (10.9) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.8) Executive Employment Contract - Kevin F. Mahoney dated January 11, 2005 (incorporated by reference to Exhibit (10.10) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.9) A.T. Cross Company Long Term Incentive Plan and Severance Program for senior management (incorporated by reference to the registrant's report on Form 8-K filed October 25, 2005) *

(10.10) A.T. Cross Company Incentive Compensation Plan - 2008 *

(10.11) Credit Agreement with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended April 1, 2006)

(10.12) First Amendment to Credit Agreement with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 8-K filed October 26, 2006)

(11) Statement Re: Computation of Net (Loss) Income per Share - (incorporated by reference to the "Consolidated Statements of Income" financial statement in Item 8 of this Annual Report on Form 10-K)

(21) A.T. Cross Company Subsidiaries, Branches and Divisions

(23) Consent of Independent Registered Public Accounting Firm

(31.1) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(31.2) Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

B Exhibits - See Item A (3) above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.T. CROSS COMPANY
(registrant)
By /s/ RUSSELL A. BOSS
(Russell A. Boss)
Chairman

Date: March 13, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/RUSSELL A. BOSS (Russell A. Boss)	Chairman & Director	March 13, 2008
/s/BRADFORD R. BOSS (Bradford R. Boss)	Chairman Emeritus & Director	March 13, 2008
/s/DAVID G. WHALEN (David G. Whalen)	President & Director (Chief Executive Officer)	March 13, 2008
/s/KEVIN F. MAHONEY (Kevin F. Mahoney)	Vice President (Chief Financial Officer)	March 13, 2008
/s/GARY S. SIMPSON (Gary S. Simpson)	Corporate Controller (Chief Accounting Officer)	March 13, 2008
/s/BERNARD V. BUONANNO, JR. (Bernard V. Buonanno, Jr.)	Director	March 13, 2008
/s/EDWARD J. COONEY (Edward J. Cooney)	Director	March 13, 2008
/s/GALAL P. DOSS (Galal P. Doss)	Director	March 13, 2008
/s/TERRENCE MURRAY (Terrence Murray)	Director	March 13, 2008
/s/ANDREW J. PARSONS (Andrew J. Parsons)	Director	March 13, 2008
/s/JAMES C. TAPPAN (James C. Tappan)	Director	March 13, 2008

Exhibit 21

Form 10-K Item 15A (3) Exhibit 21

A. T. Cross Company
Subsidiaries, Branches and Divisions

A.T. Cross (Asia Pacific) Limited
Hong Kong Branch
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross (Asia Pacific) Limited
Singapore Branch
Singapore

A.T. Cross (Asia Pacific) Limited
Taiwan Branch
Taipei, Taiwan, The Republic of China

A.T. Cross Company
French Branch
Paris, France

A.T. Cross Deutschland GmbH
Mainz, Federal Republic of Germany

A.T. Cross Limited
Ballinasloe, Republic of Ireland

A.T. Cross Limited
Luton, Bedfordshire, England

A.T. Cross Stationery (Dongguan)
Company Limited
Dong Guan City,
The People's Republic of China

A.T.X. International, Inc.
Lincoln, Rhode Island

Costa Del Mar Sunglasses, Inc.
Daytona Beach, Florida

Cross Company of Japan, Ltd.
Tokyo, Japan

Cross Retail Ventures, Inc.
Lincoln, Rhode Island

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-42730, 333-66031, 333-42915, 033-64731 and 033-64729 on Forms S-8 of our reports dated March 13, 2008, relating to the consolidated financial statements of A.T. Cross Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," and the adoption of FASB Statement No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)") and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of A.T. Cross Company for the year ended December 29, 2007.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 13, 2008

Exhibit 31.1

CERTIFICATION

I, David G. Whalen, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2008

DAVID G. WHALEN
David G. Whalen
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Kevin F. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2008

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

Exhibit 32

FORM OF 906 CERTIFICATION

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 29, 2007 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

David G. Whalen, the Chief Executive Officer and Kevin F. Mahoney, the Chief Financial Officer of A.T. Cross Company, each certifies that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of A.T. Cross Company.

Date: March 13, 2008

DAVID G. WHALEN
David G. Whalen
Chief Executive Officer

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

BOARD OF DIRECTORS

RUSSELL A. BOSS
Chairman of the Board
A.T. Cross Company
Class B Director [1]

BRADFORD R. BOSS
Chairman Emeritus
A.T. Cross Company
Class B Director [1]

BERNARD V. BUONANNO, JR.
Senior Partner
Edwards, Angell, Palmer & Dodge, LLP
Providence, Rhode Island
Partner, Riparian Partners, Ltd.
Providence, Rhode Island
Class B Director [3]

EDWARD J. COONEY
Vice President and Treasurer
Nortek, Inc.
Providence, Rhode Island
Class B Director [2,4]

GALAL P. DOSS
Chairman and Chief Executive Officer
Family Cosmetics, S.A.E.
Egypt
Class A Director

TERRENCE MURRAY
Retired
Class B Director [3]

ANDREW J. PARSONS
Director Emeritus
McKinsey & Company
New York, New York
Class A Director [2,4]

JAMES C. TAPPAN
President
Tappan Capital Partners
Hobe Sound, Florida
Class A Director [2,4]

DAVID G. WHALEN
President and Chief Executive Officer
A.T. Cross Company
Class B Director [1]

BOARD COMMITTEES:
1. Executive
2. Audit
3. Compensation
4. Nominating and Corporate Governance

CORPORATE OFFICERS

RUSSELL A. BOSS
Chairman of the Board

BRADFORD R. BOSS
Chairman Emeritus

DAVID G. WHALEN
President and Chief Executive Officer

CHARLES S. MELLEN
President, Cross Accessory Division

CHARLES R. MACDONALD
President, Cross Optical Group
and Costa Del Mar Sunglasses, Inc.

JOSEPH V. BASSI
Finance Director

TINA C. BENIK
Vice President,
Legal and Human Resources
Corporate Secretary

ROBIN BOSS DORMAN
Vice President, Retail Stores,
Cross Accessory Division

KEVIN F. MAHONEY
Vice President, Finance and
Chief Financial Officer

STEPHEN A. PERREAULT
Vice President, Global Operations,
Cross Accessory Division

GARY S. SIMPSON
Corporate Controller

ANNUAL MEETING

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 24, 2008 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
www.cross.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, Massachusetts

STOCK SYMBOL
American Stock Exchange Symbol: ATX

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N. A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Shareholder Inquiries: (781) 575-2879
www.computershare.com

10-K REPORT
A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Vice President, Finance and Chief Financial Officer at One Albion Road, Lincoln, Rhode Island 02865.

Alternatively, the Company's SEC filings are made available free of charge through the Investor Relations section of the Company's website: www.cross.com.

Printed in the U.S.A.

Company Profile

Since 1846, the Cross name has been synonymous with a devotion to craftsmanship and quality, lifetime guarantees and genuine beauty. Today, A.T. Cross complements its writing instrument heritage with a broad range of premium personal accessories including timepieces, leather goods and reading glasses. The Company's portfolio also includes the Costa Del Mar sunglass brand, designed for water sports enthusiasts. These products are sold in fine store worldwide.

002CS-61217